Exhibit 99.4

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

General information about financial statements

Ticker:	VLRS
Period covered by financial statements:	2018-01-01 al 2018-12-31
Date of end of reporting period:	2018-12-31
Name of reporting entity or other means of identification:	VLRS
Description of presentation currency:	MXN
Level of rounding used in financial statements:	Thousands
Consolidated:	Yes
Number of quarter:	4
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:
Description of nature of financial statements:

Follow-up of analysis

Analyst Coverage

Firm	Analyst
Banorte	José Itzamna Espitia
Barclays	Pablo Monsivais
Bradesco BBI - Equity Research	Victor Mizusaki
Citi	Stephen Trent
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
GBM	Mauricio Martinez
HSBC	Alexandre P Falcao
Intercam Casa de Bolsa	Alejandra Marcos
Morgan Stanley	Joshua Milberg
Santander	Pedro Bruno
UBS	Rogerio Araujo
Vector	Marco Antonio Montañez

1 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Consolidated Statement of Financial Position

	As of December 31, 2018	As of December 31, 2017 (Adjusted)
Statement of financial position
Assets
Current assets
Cash and cash equivalents	5,862,942	6,950,879
Trade and other current receivables	1,198,179	878,931
Recoverable income tax	336,942	570,361
Financial instruments	62,440	497,403
Inventories	297,271	294,850
Current biological assets	0	0
Other current non-financial assets	1,516,113	2,120,606
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	9,273,887	11,313,030
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	9,273,887	11,313,030
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Financial instruments	0	0
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	0	0
Rotable spare parts, furniture and equipment, net	5,782,282	4,375,697
Investment property	0	0
Goodwill	0	0
Intangible assets, net	179,124	190,420
Deferred income tax	593,272	562,445
Other non-current non-financial assets	6,492,253	6,224,675
Total non-current assets	13,046,931	11,353,237
Total assets	22,320,818	22,666,267
Equity and liabilities
Liabilities
Short-term liabilities
Trade and other current payables	5,466,245	4,656,925
Income tax payable	5,790	111,292
Other current financial liabilities	1,335,207	2,403,562
Accrued liabilities	2,318,389	2,050,973
Short-term provisions
Current provisions for employee benefits	0	0
Other liabilities	117,725	280,744
Total short-term provisions	117,725	280,744
Total current liabilities other than liabilities included in disposal groups classified as held for sale	9,243,356	9,503,496
Liabilities included in disposal groups classified as held for sale	0	0
Total short-term liabilities	9,243,356	9,503,496
Long-term liabilities
Trade and other non-current payables	0	0
Current tax liabilities, non-current	0	0
Other non-current financial liabilities	2,310,939	1,079,152
Other non-current non-financial liabilities	137,233	199,848

2 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

	As of December 31, 2018	As of December 31, 2017 (Adjusted)
Non-current provisions
Non-current provisions for employee benefits	18,153	19,289
Other non-current provisions	327,934	216,702
Total non-current provisions	346,087	235,991
Deferred tax liabilities	1,100,773	1,616,282
Total non-current liabilities	3,895,032	3,131,273
Total liabilities	13,138,388	12,634,769
Equity
Capital stock	2,973,559	2,973,559
Additional paid in capital	1,852,806	1,804,528
Treasury shares	122,664	85,034
Retained earnings	4,260,896	4,948,376
Other reserves	217,833	390,069
Total equity attributable to owners of parent	9,182,430	10,031,498
Non-controlling interests	0	0
Total equity	9,182,430	10,031,498
Total equity and liabilities	22,320,818	22,666,267

3 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Consolidated Statement of Operations

	For the twelve months ended December 31, 2018	For the twelve months ended December 31, 2017 (Adjusted)	For the three months ended December 31, 2018	For the three months ended December 31, 2017 (Adjusted)
Profit or loss
Profit (loss)
Operating revenues	27,305,150	24,788,186	7,908,659	6,524,467
Cost of sales	0	0	0	0
Gross profit	27,305,150	24,788,186	7,908,659	6,524,467
Sales, marketing and distribution expenses	1,501,203	1,691,524	422,322	479,072
Administrative expenses	0	0	0	0
Other operating income	621,973	96,765	147,168	77,954
Other operating expense	27,306,450 [1]	23,231,974 [2]	7,278,710 [3]	6,106,711 [4]
Operating (loss) income	(880,530)	(38,547)	354,795	16,638
Finance income	152,603	105,795	466,996	817,138
Finance costs	192,809	880,211	29,869	24,077
Share of profit (loss) of associates and joint ventures accounted for using equity method	0	0	0	0
(Loss) income before income tax	(920,736)	(812,963)	791,922	809,699
Income tax (benefit) expense	(233,256)	(161,175)	280,541	355,511
(Loss) income from continuing operations	(687,480)	(651,788)	511,381	454,188
(Loss) income from discontinued operations	0	0	0	0
Net (loss) income	(687,480)	(651,788)	511,381	454,188
(Loss) income, attributable to
(Loss) income, attributable to owners of parent	(687,480)	(651,788)	511,381	454,188
(Loss) income, attributable to non-controlling interests	0	0	0	0
Earnings per share
(Loss) earnings per share
(Loss) earnings per share
Basic (loss) earnings per share
Basic (loss) earnings per share from continuing operations	(0.68)	(0.64)	0.51	0.45
Basic (loss) earnings per share from discontinued operations	0	0	0	0
Total basic (loss) earnings per share	(0.68)	(0.64)	0.51	0.45
Diluted (loss) earnings per share
Diluted (loss) earnings per share from continuing operations	(0.68)	(0.64)	0.51	0.45
Diluted (loss) earnings per share from discontinued operations	0	0	0	0
Total diluted (loss) earnings per share	(0.68)	(0.64)	0.51	0.45

[1] ↑

—

Includes the following expenses: i) Fuel by Ps.10,134,982, ii) Aircraft and engine rent expenses by Ps. 6,314,930, iii) Landing, take-off and navigation expenses by Ps. 4,582,967, iv) Salaries and benefits by Ps. 3,125,393, v) Maintenance by Ps. 1,517,626 vi) Other operating expenses by Ps. 1,129,911, and vii) Depreciation and amortization by Ps. 500,641.

[2] ↑

—

Includes the following expenses: i) Fuel by Ps. 7,255,636, ii) Aircraft and engine rent expenses by Ps. 6,072,502, iii) Landing, take-off and navigation expenses by Ps. 4,009,915, iv) Salaries and benefits by Ps. 2,823,647, v) Maintenance by Ps. 1,433,147, vi) Other operating expenses by Ps. 1,088,440, and vii) Depreciation and amortization by Ps. 548,687.

[3] ↑

—

Includes the following expenses:  i) Fuel by Ps. 2,884,731, ii) Aircraft and engine rent expenses by Ps. 1,622,066, iii) Landing, take-off and navigation expenses by Ps. 1,158,227, iv) Salaries and benefits by Ps. 795,495, v) Maintenance by Ps. 391,904, vi) Other operating expenses by Ps. 296,445, and vii) Depreciation and amortization by Ps. 129,842.

[4] ↑

—

Includes the following expenses: i) Fuel by Ps. 1,972,075, ii) Aircraft and engine rent expenses by Ps. 1,611,784, iii) Landing, take-off and navigation expenses by Ps. 980,580, iv) Salaries and benefits by Ps. 715,351, v) Maintenance by Ps. 395,908, vi) Other operating expenses by Ps. 299,941, and vii) Depreciation and amortization by Ps. 131,072.

4 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Consolidated Statement of comprehensive income

	For the twelve months ended December 31, 2018	For the twelve months ended December 31, 2017 (Adjusted)	For the three months ended December 31, 2018	For the three months ended December 31, 2017 (Adjusted)
Statement of comprehensive income
Net (loss) income for the period	(687,480)	(651,788)	511,381	454,188
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	4,192	(1,243)	4,192	(1,243)
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	4,192	(1,243)	4,192	(1,243)
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	22,156	(7,178)	(4,625)	(7,476)
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	22,156	(7,178)	(4,625)	(7,476)
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	9,969	7,815	8,009	2,523
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	9,969	7,815	8,009	2,523
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options
(Losses) gains on change in value of time value of options, net of tax	(208,553)	(37,946)	(216,047)	117,020
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0

5 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

	For the twelve months ended December 31, 2018	For the twelve months ended December 31, 2017 (Adjusted)	For the three months ended December 31, 2018	For the three months ended December 31, 2017 (Adjusted)
Other comprehensive income, net of tax, change in value of time value of options	(208,553)	(37,946)	(216,047)	117,020
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will be reclassified to profit or loss, net of tax	(176,428)	(37,309)	(212,663)	112,067
Total other comprehensive (loss) income	(172,236)	(38,552)	(208,471)	110,824
Total comprehensive (loss) income	(859,716)	(690,340)	302,910	565,012
Comprehensive income attributable to
Comprehensive (loss) income, attributable to owners of parent	(859,716)	(690,340)	302,910	565,012
Comprehensive income, attributable to non-controlling interests	0	0	0	0

6 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Consolidated Statement of cash flows, indirect method

	For the twelve months ended December 31, 2018	For the twelve months ended December 31, 2017 (Adjusted)
Consolidated Statement of cash flows
Cash flows from (used in) operating activities
Net loss	(687,480)	(651,788)
Adjustments to reconcile profit (loss)
Discontinued operations	0	0
Adjustments for income tax expense	(233,256)	(161,175)
Adjustments for finance costs	108,306	484,928
Adjustments for depreciation and amortization expense	500,641	548,687
Adjustments for impairment loss (reversal of impairment loss) recognized in profit or loss	0	0
Adjustments for provisions	0	0
Adjustments for unrealized foreign exchange losses (gains)	0	0
Adjustments for share-based payments	12,919	8,783
Adjustments for fair value losses (gains)	0	0
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	(606,812)	(64,978)
Participation in associates and joint ventures	0	0
Adjustments for increase in inventories	(2,421)	(50,966)
Adjustments for decrease in trade accounts receivable	42,581	12,770
Adjustments for increase in other operating receivables	(12,168)	(336,053)
Adjustments for (decrease) increase in trade accounts payable	(24,154)	196,082
Adjustments for increase in other operating payables	555,394	353,014
Other adjustments for non-cash items	(80,308)	(91,203)
Other adjustments for which cash effects are investing or financing cash flow	0	0
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit	1,046,960	1,347,822
Total adjustments to reconcile profit	1,307,682	2,247,711
Net cash flows provided by operations	620,202	1,595,923
Dividends paid	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	152,602	105,795
Income taxes refund	207,004	715,849
Other inflows (outflows) of cash	0	0
Net cash flows provided by operating activities	565,800	985,869
Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	0	0
Cash flows used in obtaining control of subsidiaries or other businesses	0	0
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	1,424,767	392,220
Purchase of property, plant and equipment	2,743,155	2,521,752
Proceeds from sales of intangible assets	0	0
Purchase of intangible assets	71,007	130,908
Proceeds from sales of other long-term assets	0	0
Purchase of other long-term assets	0	0

7 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

	For the twelve months ended December 31, 2018	For the twelve months ended December 31, 2017 (Adjusted)
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows used in investing activities	(1,389,395)	(2,260,440)
Cash flows from (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	0	0
Payments of other equity instruments	0	0
Proceeds from borrowings	1,208,846	2,438,025
Repayments of borrowings	1,193,589	924,867
Payments of finance lease liabilities	0	0
Proceeds from government grants	0	0
Dividends paid	0	0
Interest paid	175,170	105,388
Income taxes refund (paid)	0	0
Other outflows of cash	(75,239)	(9,470)
Net cash flows (used in) provided by financing activities	(235,152)	1,398,300
Net (decrease) increase in cash and cash equivalents before effect of exchange rate changes	(1,058,747)	123,729
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	(29,190)	(244,101)
Net decrease in cash and cash equivalents	(1,087,937)	(120,372)
Cash and cash equivalents at beginning of period	6,950,879	7,071,251
Cash and cash equivalents at end of period	5,862,942	6,950,879

8 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Consolidated Statement of changes in equity - Accumulated Current

	Statement of changes in equity
	Capital stock	Additional paid in capital	Treasury shares	Retained earnings	Revaluation surplus	Exchange differences on translation of foreign operations	Cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Change in value of time value of options
Statement of changes in equity
Equity at beginning of period	2,973,559	1,804,528	85,034	4,948,376	0	(11,934)	0	0	114,681
Changes in equity
Comprehensive income
Operating loss	0	0	0	(687,480)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	22,156	9,969	0	(208,553)
Total comprehensive income	0	0	0	(687,480)	0	22,156	9,969	0	(208,553)
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognized as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	57,320	46,672	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	(9,042)	(9,042)	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	48,278	37,630	(687,480)	0	22,156	9,969	0	(208,553)
Equity at end of period	2,973,559	1,852,806	122,664	4,260,896	0	10,222	9,969	0	(93,872)

9 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

	Statement of changes in equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognized in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	0	0	(3,857)	0	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	0	0	4,192	0	0	0	0
Total comprehensive income	0	0	0	0	4,192	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognized as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	4,192	0	0	0	0
Equity at end of period	0	0	0	0	335	0	0	0	0

10 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

	Statements of changes in equity
	Reserve for equalization	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	291,179	390,069	10,031,498	0	10,031,498
Changes in equity
Comprehensive income
Loss	0	0	0	0	(687,480)	0	(687,480)
Other comprehensive income	0	0	0	(172,236)	(172,236)	0	(172,236)
Total comprehensive income	0	0	0	(172,236)	(859,716)	0	(859,716)
Issue of equity	0	0	0	0	0	0	0
Dividends recognized as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase through other changes, equity	0	0	0	0	10,648	0	10,648
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	(172,236)	(849,068)	0	(849,068)
Equity at end of period	0	0	291,179	217,833	9,182,430	0	9,182,430

11 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Statement of changes in equity - Accumulated Previous (Adjusted)

	Statement of changes in equity
	Capital stock	Additional paid in capital	Treasury shares	Retained earnings	Revaluation surplus	Exchange differences on translation of foreign operations	Cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	2,973,559	1,800,613	83,365	5,853,092	0	(4,756)	(7,815)	0	152,627
Changes in equity
Comprehensive income
Operating loss	0	0	0	(651,788)	0	0	0	0	0
Other comprehensive (loss) income	0	0	0	0	0	(7,178)	7,815	0	(37,946)
Total comprehensive (loss) income	0	0	0	(651,788)	0	(7,178)	7,815	0	(37,946)
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognized as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	10,108	9,470	(252,928)	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	(6,193)	(7,801)	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	3,915	1,669	(904,716)	0	(7,178)	7,815	0	(37,946)
Equity at end of period	2,973,559	1,804,528	85,034	4,948,376	0	(11,934)	0	0	114,681

12 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

	Statements of changes in equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Remeasurements of defined benefit plans	Amount recognized in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	0	0	(2,614)	0	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	0	0	(1,243)	0	0	0	0
Total comprehensive income	0	0	0	0	(1,243)	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognized as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	(1,243)	0	0	0	0
Equity at end of period	0	0	0	0	(3,857)	0	0	0	0

13 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

	Statements of changes in equity
	Reserve for equalization	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	38,251	175,693	10,719,592	0	10,719,592
Changes in equity
Comprehensive income
Loss	0	0	0	0	(651,788)	0	(651,788)
Other comprehensive income	0	0	0	(38,552)	(38,552)	0	(38,552)
Total comprehensive income	0	0	0	(38,552)	(690,340)	0	(690,340)
Issue of equity	0	0	0	0	0	0	0
Dividends recognized as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	252,928	252,928	638	0	638
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	1,608	0	1,608
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	252,928	214,376	(688,094)	0	(688,094)
Equity at end of period	0	0	291,179	390,069	10,031,498	0	10,031,498

14 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Informative data about the Consolidated Statement of Financial Position

	As of December 31, 2018	As of December 31, 2017 (Adjusted)
Informative data of the Consolidated Statement of Financial Position
Capital stock	2,973,559	2,973,559
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	0	0
Number of executives	0	0
Number of employees	4,600	4,752
Number of workers	0	0
Outstanding shares	1,011,876,677	1,011,876,677
Repurchased shares	0	0
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

15 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Informative data about the Consolidated Statement of Operations

	For the twelve months ended December 31, 2018	For the twelve months ended December 31, 2017 (Adjusted)	For the three months ended December 31, 2018	For the three months ended December 31, 2017 (Adjusted)
Informative data of the Consolidated Statement of Operation
Depreciation and amortization	500,641	548,687	129,842	131,072

16 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Informative data – Consolidated Statement of Operations for 12 months

	For the twelve months ended December 31, 2018	For the twelve months ended December 31, 2017 (Adjusted)
Informative data - Consolidated Statement of Operations for 12 months
Operating revenues	27,305,150	24,788,186
Operating loss	(880,530)	(38,547)
Net loss	(687,480)	(651,788)
Net loss, attributable to owners of parent	(687,480)	(651,788)
Depreciation and amortization	500,641	548,687

17 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Breakdown of credits

					Denomination
					Credits in domestic currency						Credits in foreign currency
					Time interval						Time interval
Credit type / Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
Banco Nacional de México (1)	NO	2018-12-13	2019-01-14	TIIE + 0.9%	0	231,697
Banco Nacional de México (2)	NO	2018-12-13	2019-01-14	TIIE + 0.9%	0	231,697
Banco Santander - Bancomext (1)	NO	2011-07-27	2022-11-30	LIBOR + 2.60%							0	748,865	1,508,757	777,095	25,087
TOTAL					0	463,394	0	0	0	0	0	748,865	1,508,757	777,095	25,087	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					0	463,394	0	0	0	0	0	748,865	1,508,757	777,095	25,087	0
Stock market
Listed on stock exchange - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
Landing, take off and navigation expenses	NO	2019-02-18	2019-02-18		323,150
Fuel	NO	2019-02-18	2019-02-18		152,257
Sales, marketing and distribution expenses	NO	2019-02-18	2019-02-18		39,312
Administrative expenses	NO	2019-02-18	2019-02-18		37,824
Technology and communication expenses	NO	2019-02-18	2019-02-18		31,164
Maintenance expenses	NO	2019-02-18	2019-02-18		12,716
Other service	NO	2019-02-18	2019-02-18		1,559
Maintenance expenses USD	YES	2019-02-18	2019-02-18								212,287
Technology and communication expenses USD	YES	2019-02-18	2019-02-18								90,920
Aircraft and engine rent expenses USD	YES	2019-02-18	2019-02-18								72,122

18 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

					Denomination
					Credits in domestic currency						Credits in foreign currency
					Time interval						Time interval
Credit type / Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Administrative expenses USD	YES	2019-02-18	2019-02-18								39,754
Landing, take off and navigation expenses USD	YES	2019-02-18	2019-02-18								19,682
Sales, marketing and distribution expenses USD	YES	2019-02-18	2019-02-18								14,563
Other service USD	YES	2019-02-18	2019-02-18								13
TOTAL					597,982	0	0	0	0	0	449,341	0	0	0	0	0
Total suppliers
TOTAL					597,982	0	0	0	0	0	449,341	0	0	0	0	0
Other current and non-current liabilities
Other current and non-current liabilities
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total credits
TOTAL					597,982	463,394	0	0	0	0	449,341	748,865	1,508,757	777,095	25,087	0

19 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Annex - Monetary foreign currency position

Disclosure of monetary foreign currency position

U.S. dollar amounts at December 31, 2018 have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.19.6829 per U.S. dollar, as reported by the Mexican Central Bank (Banco de Mexico) as the ride for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2018.

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	331,041	6,515,847	0	0	6,515,847
Non-current monetary assets	325,066	6,398,242	0	0	6,398,242
Total monetary assets	656,107	12,914,089	0	0	12,914,089
Liabilities position
Short-term liabilities	110,128	2,167,637	0	0	2,167,637
Long-term liabilities	117,408	2,310,939	0	0	2,310,939
Total liabilities	227,536	4,478,576	0	0	4,478,576
Net monetary assets	428,571	8,435,513	0	0	8,435,513

20 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Annex - Distribution of income by product

	Income type
	Domestic	International	Income of subsidiaries abroad	Total income
Operating Revenues
Domestic (Mexico)	18,493,476	0	0	18,493,476
International (United States of America and Central America)	0	0	8,811,674	8,811,674
Total operating revenues	18,493,476	0	8,811,674	27,305,150

21 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Annex - Financial derivate instruments

Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks resulting from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty in the financial markets and is intended to minimize potential adverse effects on net earnings and working capital requirements. Volaris uses derivative financial instruments to mitigate part of these risks and does not acquire financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team which identifies and evaluates the exposure to different financial risks. It is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy in place and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance.

The Hedging Policy, as well as its processes are approved by different administrative entities according to the Corporate Governance. The Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by certain committees. Compliance with the Hedging Policy and its procedures are subject to internal and external audits as well as a Corporate Governance.

The Hedging Policy holds a conservative position regarding derivative financial instruments, since it only allows the company to enter into positions that are correlated with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). The Company’s objective is to apply hedge accounting treatment to all derivative financial instruments.

Volaris aims to transfer a portion of market risk to its financial counterparties through the use of derivative financial instruments, described as follows:

1.	Fuel price fluctuation risk: Volaris’ contractual agreements with its fuel suppliers are linked to the market price index of the underlying asset; therefore, it is exposed to an increase in such price. Volaris enters into derivative financial instruments to hedge against significant increases in the fuel price. The instruments are traded on over-the-counter (“OTC”) markets, with approved counterparties and within limits specified on the Hedging Policy. As of the date of this report, the Company uses Asian call options and Zero Cost Collars, being U.S. Gulf Coast Jet Fuel 54 the underlying asset. Asian instruments consider the monthly average price of the underlying, hence it matches the outflows of Volaris main fuel supplier. All derivative financial instruments qualified as hedge accounting.

2.	Foreign currency risk: While Mexican Peso is the functional currency of the company, a significant portion of its operating expenses is denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America and Central America to support part of its commitments in such currency, however there’s still a mismatch. Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the company’s cash flows. To mitigate this risk, the Hedging Policy allows the Company to use foreign exchange derivative financial instruments. As of the date of this report, the Company has outstanding position on foreign exchange financial instruments.

22 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

3.	Interest rate variation risk: The Company’s exposure to the risk of changes in market interest rates is related primarily to the Company’s flight equipment operating lease agreements and long-term debt obligations with floating interest rates. The Company enters into derivative financial instruments to hedge a portion of such exposure. As of the date of this report, the Company does not have any outstanding position on interest rate derivatives.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled mark-to-market loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of current assets under the caption guarantee deposits. It is assessed reviewed and adjusted accordingly on a daily basis.,

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company enters into ISDA agreements with counterparties with recognized financial capacity; therefore, significant risks of default on any of them are not foreseen. As of December 31, 2018, the Company has 7 ISDAs in place with different financial institutions and was active with 4 of them during the fourth quarter 2018.

Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. Hedging positions are distributed among different counterparties with the purpose of diversifying our exposure, and thus, optimizing financial conditions of different CSA thresholds. Moreover, the Company has internal resources to meet the requirements related to derivative financial instruments.

Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented at the ISDAs whereby Volaris operates. The Company uses the valuations provided by the financial institutions of each derivative financial instrument. Afterwards, that fair value is compared with internally developed valuation techniques that use valid and recognized methodologies based on the assets listed on its respective market and using Bloomberg as the main source of information for the levels.

In accordance with International Financial Reporting Standards ("IFRS"), the Company elaborate its financial statements; Volaris performs prospective effectiveness tests, as well as hedging records in which derivative financial instruments are classified in accordance with the type of underlying asset (monitored and updated constantly). As of the date of this report, all of the Company’s financial derivative instruments are considered effective and therefore, are recorded under hedge accounting assumptions.

Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments

The Company only operates with financial counterparties with which it has an ISDA agreement. Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. Hedging positions are distributed among different counterparties with the purpose of diversifying our exposure, and thus, optimizing financial conditions of different CSA thresholds. Moreover, the Company has internal resources to meet the requirements related to derivative financial instruments.

23 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The Company’s activities are exposed to several market risks, such as fuel price, exchange rates and interest rates. During the fourth quarter of 2018, there was no evidence of significant changes that could modify the exposure to the risks described above, a situation that can change in the future.

Quantitative information

As of the date of this report, all the derivative financial instruments held by the Company qualified as hedge accounting; for this reason, the changes in their fair value will only be the result of changes in the price levels of the underlying asset, and it will not modify the objective of the hedge for which it was initially entered for.

Appendix A

Derivative financial instruments summary

As of December 31, 2018

(in thousands of Mexican pesos)

				Underlying asset value					Fair Value (3)
Type of derivative	For hedging or other purposes	Notional amount / Nominal value	Short or long position	Base	Current quarter (3Q18)		Prior quarter (3Q18)		Current quarter (4Q18)		Prior quarter (3Q18)		Due

													Short term:
Jet Fuel Asian Call Options (1)		26.6 M gallons							Ps.	48,199	Ps.	213,764	Ps.	48,199

	Hedge		Long	Jet Fuel GC 54	USD $	1.59 / Gal	USD $	2.26/ Gal

Zero-Cost collars(1)		19.0 M gallons							Ps.	(122,948)	Ps.	6,748	Ps.	(122,948)

														Short term:
FX plain vanilla forwards (2)	Hedge	USD $20M	Long	USD/MXN		$19.65		$18.72	Ps.	14,241	Ps.	2,800	Ps.	14,241

(1)	Information regarding 42 instruments closed with 4 counterparties.
(2)	Information regarding 4 instruments closed with 3 counterparties.
(3)	From the Company´s point of view.
(4)	The Company only operates with financial counterparties with which it has an ISDA agreement. Those contracts have a Credit Support Annex ("CSA") section, which sets forth credit conditions. Credit lines and guidelines for margin calls are stipulated therein, such as minimum amounts and rounding off. Contracting derivative financial instruments is distributed among the different counterparties with the intent to avoid that their exposure falls on a single counterparty, thereby making the use of the financial conditions of the different CSA more efficient, in order to minimize the potential margin calls.

24 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Notes - Subclassifications of assets, liabilities and equities

	As of December 31, 2018	As of December 31, 2017 (Adjusted)
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	5,238	5,403
Balances with banks	1,061,150	963,162
Total cash	1,066,388	968,565
Cash equivalents
Short-term deposits, classified as cash equivalents	0	0
Short-term investments, classified as cash equivalents	4,796,554	5,982,314
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	4,796,554	5,982,314
Other cash and cash equivalents	0	0
Total cash and cash equivalents	5,862,942	6,950,879
Trade and other current receivables
Current trade receivables	237,610	290,812
Current receivables due from related parties	5,515	0
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	0	0
Total current prepayments	0	0
Current receivables from taxes other than income tax	610,223	400,464
Current value added tax receivables	0	0
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	344,831	187,655
Total trade and other current receivables	1,198,179	878,931
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Current spare parts	289,737	285,185
Property intended for sale in ordinary course of business	0	0
Other current inventories	7,534	9,665
Total current inventories	297,271	294,850
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0
Non-current receivables from sale of properties	0	0

25 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

	As of December 31, 2018	As of December 31, 2017 (Adjusted)
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	0	0
Investments in associates	0	0
Total investments in subsidiaries, joint ventures and associates	0	0
Property, plant and equipment
Land and buildings
Land	0	0
Buildings	0	0
Total land and buildings	0	0
Machinery	0	0
Vehicles
Ships	0	0
Aircraft	0	0
Motor vehicles	0	0
Total vehicles	0	0
Fixtures and fittings	0	0
Office equipment	38,306	22,295
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	3,830,063	3,002,078
Construction prepayments	0	0
Other property, plant and equipment	1,913,913	1,351,324
Total property, plant and equipment	5,782,282	4,375,697
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	0	0
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	80,530	134,419
Licenses and franchises	2,724	3,365
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	95,870	52,636
Other intangible assets	0	0
Total intangible assets other than goodwill	179,124	190,420
Goodwill	0	0
Total intangible assets and goodwill	179,124	190,420
Trade and other current payables
Current trade payables	1,047,323	1,077,438
Current payables to related parties	53,200	40,931
Accruals and deferred income classified as current
Deferred income classified as current	2,438,516	2,293,309
Rent deferred income classified as current	0	0

26 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

	As of December 31, 2018	As of December 31, 2017 (Adjusted)
Accruals classified as current	0	0
Short-term employee benefits accruals	0	0
Total accruals and deferred income classified as current	2,438,516	2,293,309
Current payables on social security and taxes other than income tax	1,927,206	1,245,247
Current value added tax payables	0	0
Current retention payables	0	0
Other current payables	0	0
Total trade and other current payables	5,466,245	4,656,925
Other current financial liabilities
Bank loans current	1,212,259	2,403,562
Stock market loans current	0	0
Other current liabilities at cost	0	0
Other current liabilities no cost	0	0
Other current financial liabilities	122,948	0
Total Other current financial liabilities	1,335,207	2,403,562
Trade and other non-current payables
Non-current trade payables	0	0
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	0	0
Other non-current financial liabilities
Bank loans non-current	2,310,939	1,079,152
Stock market loans non-current	0	0
Other non-current liabilities at cost	0	0
Other non-current liabilities no cost	0	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	2,310,939	1,079,152
Other provisions
Other non-current provisions	327,934	216,702
Other current provisions	117,725	280,744
Total other provisions	445,659	497,446
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	0	0
Reserve of cash flow hedges	0	0
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	0	0
Amount recognized in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0

27 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

	As of December 31, 2018	As of December 31, 2017 (Adjusted)
Reserve for catastrophe	0	0
Reserve for equalization	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	1	1
Merger reserve	0	0
Statutory reserve	291,178	291,178
Other comprehensive income	(73,346)	98,890
Total other reserves	217,833	390,069
Net assets (liabilities)
Assets	22,320,818	22,666,267
Liabilities	13,138,388	12,634,769
Net assets (liabilities)	9,182,430	10,031,498
Net current assets (liabilities)
Current assets	9,273,887	11,313,030
Current liabilities	9,243,356	9,503,496
Net current assets (liabilities)	30,531	1,809,534

28 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Notes - Analysis of income and expense

	For the twelve months ended December 31, 2018	For the twelve months ended December 31, 2017 (Adjusted)	For the three months ended December 31, 2018	For the three months ended December 31, 2017 (Adjusted)
Analysis of income and expense
Revenue
Revenue from rendering of services	27,305,150	24,788,186	7,908,659	6,524,467
Revenue from sale of goods	0	0	0	0
Interest income	0	0	0	0
Royalty income	0	0	0	0
Dividend income	0	0	0	0
Rental income	0	0	0	0
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	27,305,150	24,788,186	7,908,659	6,524,467
Finance income
Interest income	152,603	105,795	83,057	33,079
Net gain on foreign exchange	0	0	383,939	784,059
Gains on change in fair value of derivatives	0	0	0	0
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	0	0	0
Total finance income	152,603	105,795	466,996	817,138
Finance costs
Interest expense	0	0	0	0
Net loss on foreign exchange	72,475	793,854	0	0
Losses on change in fair value of derivatives	0	0	0	0
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	120,334	86,357	29,869	24,077
Total finance costs	192,809	880,211	29,869	24,077
Tax income (expense)
Current income tax	232,453	51,313	232,453	51,313
Deferred income tax (benefit) expense	(465,709)	(212,488)	48,088	304,198
Total tax income (benefit) expense	(233,256)	(161,175)	280,541	355,511

29 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Notes - List of notes

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

At December 31, 2018 and 2017

(In thousands of Mexican pesos and thousands of U.S. dollars, except when indicated otherwise)

1. Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico D.F.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. The Company operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rican civil aviation authorities an air operator certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 1, 2016, Volaris Costa Rica started operations.

30 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

The accompanying unaudited interim condensed consolidated financial statements and notes were authorized for their issuance by the Company’s President and Chief Executive Officer, Enrique Beltranena, and Chief Financial Officer, Sonia Jerez Burdeus, on February 21, 2019. Subsequent events have been considered through that date.

a) Relevant events

a)	On February 16, 2018, one of the Company´s shareholders concluded the conversion of 45,968,598 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares or on the earnings-per-share calculation.

b)	On January 16, 2018, the Company and Frontier Airlines (Frontier) signed a codeshare agreement, which has been implemented. With this alliance the Company´s customers gain access to new cities in the U.S. beyond the current destinations, and Frontier customers gain first-time access to new destinations in Mexico.

c)	On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of 80 A320NEO family aircraft to be delivered from 2022 to 2026, to support the Company’s targeted growth markets in Mexico, United States and Central America. The related commitments to acquisition of such aircraft are disclosed in Note 15.

b) Basis of preparation

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of December 31, 2018 (unaudited) and December 31, 2017 (adjusted), and the related consolidated statements of operations, comprehensive income for the three and twelve months ended December 31, 2018 and 2017; and changes in equity and cash flows for each of the twelve months period ended December 31, 2018 and 2017, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2017 and 2016, and for the three years’ period ended December 31, 2017.

c) Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At December 31, 2018 and 2017, for accounting purposes the companies included in the unaudited interim condensed consolidated financial statements are as follows:

31 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

			% Equity interest
Name	Principal Activities	Country	December 31, 2018	December 31, 2017
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%

Volaris Costa Rica	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%

Vuela, S.A. (“Vuela”)*	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%

Vuela, El Salvador S.A. de C.V.*	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	-

Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%

Servicios Earhart, S.A. *	Recruitment and payroll	Guatemala	100%	100%

Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%

Servicios Administrativos Volaris, S.A. de C.V (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%

Comercializadora V Frecuenta, S.A. de C.V (“Loyalty Program”)**	Loyalty Program	Mexico	100%	-

Viajes Vuela, S.A. de C.V (“Viajes Vuela”)(1)	Travel agency	Mexico	100%	100%

Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100%	100%

Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100%	100%

Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%

Irrevocable Administrative Trust number F/745291	Share administration trust	Mexico	100%	100%

*The Companies have not started operations in Guatemala and El Salvador.

**The Company has not started operations

(1) With effect from July 16, 2018, the name of the Company was changed from Operaciones Volaris, S.A. de C.V. to Viajes Vuela, S.A. de C.V.

32 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

d) Retrospective changes in classification

During 2018, the Company modified certain amounts in the consolidated statements of financial position as of December 31, 2017 and in the consolidated statements of operations for the three and twelve months period ended December 31, 2017 as required by IAS 1 Presentation of Financial Statements. These modifications resulted from the adoption of IFRS 15 Revenue from Contracts with Customers.

IFRS 15 was issued in May 2014 and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard will supersede all current revenue recognition requirements under IFRS. IFRS 15 also requires additional disclosures about the nature, timing, and uncertainty of revenue cash flows arising from customer contracts, including significant judgments and changes in judgments.

The Company adopted the new standard on the required effective date as of January 1, 2018, using the full retrospective method of adoption, in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

The main impact of IFRS 15 is the timing of recognition of certain air travel-related services (“ancillaries”). Under the new standard, certain ancillaries are recognized when the air transportation service is rendered (at the time of the flight). This change arises primarily because those ancillaries do not constitute separate performance obligations or represent administrative tasks that do not represent a promised service and therefore should be accounted for together with the air fare as a single performance obligation of providing passenger transportation. Also certain services provided to the Company´s customers that under the new standard qualify as variable consideration that are recorded as reduction revenues.

Also the classification of certain ancillary fees in the statement of operations, such as advanced seat selection, fees charges for excess baggage, itinerary changes and other air travel-related services, changed with adoption of IFRS 15 since they are part of the single performance obligation of providing passenger transportation.

The Company also evaluated the principal versus agent considerations as it relates to certain non-air travel services arrangements with third party providers. That not represented changes on revenue.

The following table provides details about the adoption:

Consolidated statements of financial position

	As previously reported as of December 31, 2017	Adjustment	As adjusted
Short term liabilities
Trade and other current payables	4,525,252	131,673	4,656,925
Equity
Retained earnings	5,080,049	(131,673)	4,948,376

33 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Consolidated statements of operations

	As previously reported for the twelve months ended December 31, 2017	Adjustment	As adjusted
Operating revenues	24,845,375	(57,189)	24,788,186

	As previously reported for the three months ended December 31, 2017	Adjustment	As adjusted
Operating revenues	6,625,755	(101,288)	6,524,467

2. Impact of new International Reporting Standard

New and amended standards and interpretations

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards and interpretations effective as of January 1, 2018. Except to the adoption of IFRS 9 during 2014, the Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below.

IFRS 9 (2014) Financial Instruments

The Company adopted IFRS 9 (2013) in connection with its 2014 consolidated financial statements. IFRS 9 (2014) requires entities to apply an expected credit loss (ECL) model that replaces the IAS 39’s incurred loss model. The ECL model applies to debt instruments accounted for at amortized cost or at fair value through OCI, most loan commitments, financial guarantee contracts, contract assets under IFRS 15 Revenue from Contracts with Customers and lease receivables under IAS 17 Leases or IFRS 16 Leases.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018, since the Company early adopted IFRS 9 (2013), no additional impact is expected

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard will supersede all current revenue recognition requirements under IFRS. IFRS 15 also requires additional disclosures about the nature, timing, and uncertainty of revenue cash flows arising from customer contracts, including significant judgments and changes in judgments.

34 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

The Company adopted the new standard on the required effective date as of January 1, 2018, using the full retrospective method of adoption, in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

During 2016, the Company performed a preliminary assessment of IFRS 15, which was continued with a more detailed analysis completed in 2017. The Company expects that the main impact of IFRS 15 is the timing of recognition of certain air travel-related services (“ancillaries”). Under the current accounting policy, certain ancillaries are recognized as revenue at the time of the booking by customer (or when the service is provided); under the new standard, those ancillaries will be recognized when the air transportation service is rendered (at the time of the flight).

This change arises primarily because those ancillaries do not constitute separate performance obligations or represent administrative tasks that do not represent a promised service and therefore should be accounted for together with the air fare as a single performance obligation of providing passenger transportation. Also certain services provided to the Company’s customers that under the new standard qualify as variable considerations that will be recorded as reduction to revenues. The Company considers this accounting change will not have a material impact on its results of operations and financial position.

The Company also expects that the classification of certain ancillary fees in the statement of operations, such as advanced seat selection, fees charges for excess baggage, itinerary changes and other air travel-related services, will change upon adoption of IFRS 15 since they are part of the single performance obligation of providing passenger transportation. The Company expects that these revenues currently classified as non-ticket revenues, approximately Ps.5,915,263 in 2017 and Ps.4,758,074 in 2016, will be reclassified to passenger revenues.

The Company also evaluated the principal versus agent considerations as it relates to certain non-air travel services arrangements with third party providers.

The Company has also identified and implemented changes to its accounting policies and practices, systems and controls, as well as designed and implemented specific controls over its evaluation of the impact of the new guidance on the Company, including the cumulative effect calculation, disclosure requirements and the collection of relevant data into the reporting process. While the Company is substantially complete with the process of quantifying the impacts from applying the new guidance, final impact assessment will be finalized during the first quarter of 2018.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less).

At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset).

35 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 also requires lessees to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

The Company adopted IFRS 16 as of January 1st, 2019, using the full retrospective method. The cumulative effect of adopting IFRS 16 has been recognized as an adjustment to the opening balance as an increase in assets and liabilities and an adjustment in the retained earnings. The full disclosure of this initial adoption will be included in the Company´s 2018 annual report.

IFRS 2 Classification and Measurement of Share-based Payment Transactions — Amendments to IFRS 2

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled, share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company does not expect the amendments to have a significant effect on its consolidated financial statements.

IFRIC 23 — Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the accounting for uncertainties in income taxes, the interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

An entity has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, that it used or plans to use in its income tax filing; if the entity concludes that it is probable that a particular tax treatment is accepted, the entity has to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings.

IFRIC 23 is effective for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted. The Company expects to adopt this interpretation at the effective date.

36 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

3. Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s unaudited interim condensed consolidated financial statements.

4. Convenience translation

U.S. dollar amounts at December 31, 2018 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.19.6829 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2018. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

5. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

6. Risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemmed from exogenous variables which are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter into derivatives for trading or speculative purposes.

The sources of these financial risks exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements.

37 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Also, since adverse movements also erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures such as operating leases, there is a need for value preservation, by transforming the profiles of these fair value exposures.

The Company has a Finance and Risk Management unit, which identifies and measures financial risk exposures, in order to design the strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the Corporate Governance level for approval.

Market risk

a) Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact in the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three months ended December 31, 2018 and 2017 represented 38% and 30%, of the Company’s operating expenses, respectively. Additionally, aircraft jet fuel consumed for the twelve months ended December 31, 2018 and 2017 represented 36% and 29%, of the Company’s operating expenses, respectively.

During the three months period ended December 31, 2018, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 26.6 million gallons. Such hedges represent a portion of the projected consumption for the full year 2019.

During the three months period ended December 31, 2018, the Company entered into US Gulf Coast Jet fuel 54 Asian Zero-Cost collars options designated to hedge 19.0 million gallons. Such hedges represent a portion of the projected consumption for the first half 2019.

During the three months ended December 31, 2017, the Company did not enter into US Gulf Coast Jet fuel 54 Asian call options or US Gulf Coast Jet fuel 54 Asian Zero-Cost collars options.

During the year ended December 31, 2018, the Company enter into US Gulf Coast Jet fuel 54 Asian Zero-Cost collars options designated to hedge 19.0 million gallons. Such hedges represent a portion of the projected consumption for the first half 2019.

During the year ended December 31, 2018 and 2017 the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 26.6 and 61.1 million gallons respectively. Such hedges represent a portion of the projected consumption for the twelve months 2019 and the next nine months respectively.

The Company decided to early adopt IFRS 9 (2013), beginning on October 1, 2014, which allows the Company to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option. Because the external value (time value) of the Asian call options are related to a “transaction related hedged item,” it is required to be segregated and accounted for as a “cost of hedging” in other comprehensive income (“OCI”) and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss.

38 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

The underlying (US Gulf Coast Jet Fuel 54) of the options held by the Company is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories. Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call options and Asian Zero-Cost collars options.

As of December 31, 2018, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was a gain of Ps.48,199; as for the Asian Zero-Cost collars options it was a loss of Ps.122,948 and is presented as part of the financial assets and liabilities in the unaudited interim condensed consolidated statement of financial position.

As of December 31, 2017, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was a gain of Ps.497,403, and is presented as part of the financial assets in the unaudited interim condensed consolidated statement of financial position.

The amount of cost of hedging derived from the extrinsic value changes of these options as of December 31, 2018 recognized in other comprehensive income totals Ps.134,096 (the positive cost of hedging in December 2017 totals Ps.163,836), and will be recycled to the fuel cost during 2019, as these options expire on a monthly basis.

During the three months ended December 31, 2018 and 2017, the net cost of these options recycled to the fuel cost was a benefit of Ps.38,443 and Ps.102,906, respectively.

During the year ended December 31, 2018 and 2017, the net cost of these options recycled to the fuel cost was a (benefit) and expense of (Ps.402,493) and Ps.26,980, respectively.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the year:

	Position as of December 31, 2018
	Jet fuel Asian call and Asian Zero-Cost collars options contracts maturities
Jet fuel risk Asian Calls	1 Half 2019		2 Half 2019		2019 Total
Notional volume in gallons (thousands)*		12,790		13,842		26,632
Strike price agreed rate per gallon (U.S. dollars)**	US$	1.84	US$	1.84	US$	1.84
Approximate percentage of hedge (of expected consumption value)		10%		10%		10%
Jet fuel risk Asian Zero-Cost collars options
Notional volume in gallons (thousands)*		18,963		-		18,963
Strike price agreed rate per gallon (U.S. dollars)**	US$	1.91/2.46	US$	-	US$	1.91/2.46
Approximate percentage of hedge (of expected consumption value)		15%		-%		15%
All-in
Approximate percentage of hedge (of expected consumption value)		25%		10%		18%

 * US Gulf Coast Jet 54 as underlying asset

** Weighted average

39 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

	Position as of December 31, 2017
	Jet fuel Asian call option contracts maturities
Jet fuel risk	1 Half 2018		2 Half 2018		2018 Total
Notional volume in gallons (thousands)*		69,518		61,863		131,381
Strike price agreed rate per gallon (U.S. dollars)**	US$	1.6861	US$	1.8106	US$	1.7447
Approximate percentage of hedge (of expected consumption value)		60%		50%		55%

* US Gulf Coast Jet 54 as underlying asset

** Weighted average

b) Foreign currency risk

While Mexican Peso is the functional currency of the Company, a significant portion of its operating expenses is denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America and Central America to support part of its commitments in such currency, however there’s still a mismatch. Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments.

Most of the Company’s revenue is generated in Mexican pesos, although during the year ended December 31, 2018, 32% of its revenues came from operations in the United States of America and Central America (30% for the twelve months ended December 31, 2017).

For the three months ended December 31, 2018, 32% of the Company´s revenues came from operations in the United States of America and Central America (32% for the three months ended December 31, 2017).

U.S. dollar denominated collections accounted for 38% and 40% of the Company’s total collections in 2018 and 2017, respectively. However, certain of its expenditures, particularly those related to aircraft leasing and acquisition, are also U.S. dollar denominated. In addition, although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican Pesos /U.S. dollars exchange rate.

40 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

The Company’s foreign exchange on and off-balance sheet exposure as of December 31, 2018 and 2017 is as set forth below:

	Thousands of U.S. dollars
	December 31,
	2018		2017
Assets:
Cash and cash equivalents	US$	279,829	US$	344,038
Other accounts receivable		10,957		13,105
Aircraft maintenance deposits paid to lessors		329,983		352,142
Deposits for rental of flight equipment		32,166		25,343
Derivative financial instruments		3,172		25,204
Total assets		656,107		759,832

Liabilities:
Financial debt		155,455		128,296
Foreign suppliers		51,012		53,729
Taxes and fees payable		14,823		10,304
Derivative financial instruments		6,246		-
Total liabilities		227,536		192,329
Net foreign currency position	US$	428,571	US$	567,503

At February 21, 2019, date of issuance of these financial statements, the exchange rate was Ps.19.1778 per U.S. dollar.

	Thousands of U.S. dollars
	December 31,
	2018		2017
Off-balance sheet transactions exposure:
Aircraft and engine operating lease payments	US$	2,334,767	US$	1,856,909
Aircraft and engine commitments		1,070,187		1,123,377
Total foreign currency	US$	3,404,954	US$	2,980,286

During the year ended December 31, 2018, the Company entered into Plain Vanilla Mexican peso /U.S. dollar FX forward contracts to hedge approximately 20% of its next twelve months aircraft rental expenses.

A portion of the Company’s position in FX plain vanilla forwards matured throughout the fourth quarter of 2018 (November & December).

As of December 31, 2018, the unrealized gains of Ps.14,241 relating to the foreign currency forward contracts is included in OCI.

For the year ended December 31, 2018, the net gain on the foreign currency forward contracts was Ps.52,516, which was recognized as part of rental expense in the consolidated statements of operations. For the year ended December 31, 2017, the net loss on the foreign currency forward contracts was Ps. 11,290 which was recognized as part of rental expense in the consolidated statements of operations.

41 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

c) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”). The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. In most cases, when a derivative can be tailored within the terms and it perfectly matches cash flows of a leasing agreement, it may be designated as a “cash flow hedge” and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in unaudited interim condensed consolidated statements of operations.

For the twelve and three months ended December 31, 2018 and 2017, the Company did not have interest rate swaps.

All of the Company’s position in the form of interest rate swaps matured on March 31, 2017 and April 30, 2017, consequently there is no outstanding balance as of December 31, 2017.

For the year ended December 31, 2017, the reported loss on the interest rate swaps was Ps.13,827, which was recognized as part of rental expense in the consolidated statements of operations.

d) Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings and derivative contracts.

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

42 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	December 31, 2018
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps.	734,635	Ps.	2,310,939	Ps.	3,045,574
Short-term working capital facilities		461,260		-		461,260

Derivative financial instruments:
Jet fuel Asian Zero-Cost collars options contracts		122,948		-		122,948
Total	Ps.	1,318,843	Ps.	2,310,939	Ps.	3,629,782

	December 31, 2017
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps.	1,449,236	Ps.	1,079,152	Ps.	2,528,388
Short-term working capital facilities		948,354		-		948,354
Total	Ps.	2,397,590	Ps.	1,079,152		Ps. 3,476,742

e) Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies.

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

43 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At December 31, 2018, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f) Capital management

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2018 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the twelve months ended December 31, 2018. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

7. Fair value measurements

The only financial assets and liabilities recognized at fair value on a recurring basis are the derivative financial instruments.

Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i) In the principal market for the asset or liability, or

(ii) In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The assessment of a non-financial asset’s fair value considers the market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

44 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	2018		2017		2018		2017
Assets
Derivative financial instruments	Ps.	62,440	Ps.	497,403	Ps.	62,440	Ps.	497,403

Liabilities
Financial debt		(3,506,834)		(3,476,742)		(3,515,550)		(3,481,741)
Derivative financial instruments		(122,948)		-		(122,948)		-
Total	Ps.	(3,567,342)	Ps.	(2,979,339)	Ps.	(3,576,058)	Ps.	(2,984,338)

The following table summarizes the fair value measurements at December 31, 2018:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	48,199	Ps.	-	Ps.	48,199
Foreign currency forward		-		14,241		-		14,241
Liabilities
Derivatives financial instruments:
Jet fuel Asian Zero-Cost collars options contracts*		-		(122,948)		-		(122,948)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(3,515,550)		-		(3,515,550)
Net	Ps.	-	Ps.	(3,576,058)	Ps.	-	Ps.	(3,576,058)

* Jet fuel forwards levels.

** LIBOR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

45 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

The following table summarizes the fair value measurements at December 31, 2017:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	497,403	Ps.	-	Ps.	497,403
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(3,481,741)		-		(3,481,741)
Net	Ps.	-	Ps.	(2,984,338)	Ps.	-	Ps.	(2,984,338)

* Jet fuel forwards levels.

** LIBOR curve

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the gain (loss) from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the three months ended December 31, 2018 and 2017:

Consolidated statements of operations

		Three months ended
		December 31,
Instrument	Financial statements line	2018		2017

Jet fuel Asian call options contracts	Fuel	Ps.	38,443	Ps.	102,906
Foreign currency forward	Aircraft and engine rent expenses		52,516		(2,066)
Total		Ps.	90,959	Ps.	100,840

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the year ended December 31, 2018 and 2017:

46 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Consolidated statements of operations

		For the year ended
		December 31,
Instrument	Financial statements line	2018		2017
Jet fuel Asian call options Contracts	Fuel	Ps.	402,493	Ps.	(26,980)
Foreign currency forward	Aircraft and engine rent expenses		52,516		(11,290)
Interest rate swap contracts	Aircraft and engine rent expenses		-		(13,827)
Total		Ps.	455,009	Ps.	(52,097)

The following table summarizes the net (loss) gain on CFH before taxes recognized in the unaudited interim condensed consolidated statements of comprehensive income for the three months ended December 31, 2018 and 2017:

Consolidated statements of other comprehensive income

		Three months ended
	Financial statements	December 31,
Instrument	line	2018		2017
Jet fuel Asian call options	OCI	Ps.	(166,834)	Ps.	167,172
Jet fuel Asian Zero cost collars options	OCI		(122,948)		-
Foreign currency forward	OCI		17,041		4,501
Total		Ps.	(272,741)	Ps.	171,673

The following table summarizes the net (loss) gain on CFH before taxes recognized in the unaudited interim condensed consolidated statements of comprehensive income as of December 31, 2018 and 2017:

Consolidated statements of other comprehensive (loss) income

Instrument	Financial statements line	2018		2017
Jet fuel Asian call options Contracts	OCI	Ps.	(174,984)	Ps.	(54,202)
Jet fuel Asian Zero cost collars options	OCI		(122,948)		-
Interest rate swap contracts	OCI		-		14,144
Foreign currency forward	OCI		14,241		(2,090)
Total		Ps.	(283,691)	Ps.	(42,148)

47 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

8. Financial assets and liabilities

At December 31, 2018 and 2017 the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a) Financial assets

	2018		2017
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	48,199	Ps.	497,403
Foreign currency forward contracts		14,241		-
Total financial assets	Ps.	62,440	Ps.	497,403

Presented on the consolidated statements of financial position as follows:
Current	Ps.	62,440	Ps.	497,403
Non-current	Ps.	-	Ps.	-

48 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

b) Financial debt

b) At December 31, 2018 and 2017, the Company’s short-term and long-term debt consists of the following:

		2018		2017
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on November 30, 2022, bearing annual interest rate at the three-month LIBOR plus 260 basis points.	Ps.	3,045,574	Ps.	2,528,388

II.	In December 2016, the Company entered into a short-term working capital facility with Banco Nacional de México S.A. (“Citibanamex”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 90 basis points.		461,260		948,354

III.	Accrued interest		16,364		5,972
			3,523,198		3,482,714
Less: Short-term maturities			1,212,259		2,403,562
Long-term		Ps.	2,310,939	Ps.	1,079,152

TIIE: Mexican interbank rate

(ii) The following table provides a summary of the Company’s scheduled principal payments of financial debt and accrued interest at December 31, 2018:

	2019		2020		2021		2022		Total
Finance debt denominated in foreign currency:
Santander/Bancomext	Ps.	748,865	Ps.	1,508,757	Ps.	777,095	Ps.	25,087	Ps.	3,059,804
Citibanamex		463,394		-		-		-		463,394
Total	Ps.	1,212,259	Ps.	1,508,757	Ps.	777,095	Ps.	25,087	Ps.	3,523,198

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

49 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

At December 31, 2018 and 2017, the Company was in compliance with the covenants under the above-mentioned loan agreement.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (Deutsche Bank Mexico, S.A. Trust 1710 and 1711).

c)	Other financial liabilities

	2018		2017
Derivative financial instruments designated as CFH (effective portion recognized within OCI):
Asian Zero cost collar options	Ps.	122,948	Ps.	-
Total financial liabilities	Ps.	122,948	Ps.	-

Presented on the consolidated statements of financial position as follows:
Current	Ps.	122,948	Ps.	-
Non-current	Ps.	-	Ps.	-

9. Related parties

a) An analysis of balances due from/to related parties at December 31, 2018 and 2017 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transaction	Country of origin	2018		2017		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code Share	USA	Ps.	5,515	Ps.	-	30 days
			Ps.	5,515	Ps.	-

	Type of transaction	Country of origin	2018		2017		Terms
Due to:
One Link, S.A. de C.V. (“One Link”)	Call center fees	El Salvador	Ps.	38,176	Ps.	24,980	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft and engine maintenance	El Salvador		15,024		15,951	30 days
			Ps.	53,200	Ps.	40,931

50 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

For the twelve months ended December 31, 2018 and 2017, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

b)	During the three months ended December 31, 2018 and 2017, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2018		2017
Revenues:
Code share	USA	Ps.	8,358	Ps.	-

Expenses:
Aircraft and engine maintenance	El Salvador/Guatemala	Ps.	68,656	Ps.	69,706
Call center fees and other fees	Mexico/El Salvador		35,530		52,401
Other	Mexico/El Salvador/ Guatemala		1,758		1,427

During the year ended December 31, 2018 and 2017, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2018		2017
Revenues:
Code share	USA	Ps.	8,358	Ps.	-

Expenses:
Aircraft and engine maintenance	El Salvador/Guatemala	Ps.	341,726	Ps.	249,266
Call center fees and other fees	Mexico/El Salvador		149,754		202,689
Other	Mexico/El Salvador/ Guatemala		4,796		8,088

c)	Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, the Company’s President and Chief Executive Officer, a member of the board of directors is shareholder of such company. Servprot provides security services for Mr. Beltranena and his family.

During the three months ended December 31, 2018 and 2017 the Company expensed Ps.861 and Ps.445, respectively, for this concept.

During the year ended December 31, 2018 and 2017 the Company expensed Ps.2,804 and Ps.1,838, respectively, for this concept.

d)	Aeroman

51 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Aeroman is a related party because Roberto José Kriete Ávila, a member of the Company’s board of directors, and members of his immediate family are shareholders of Aeroman. The Company entered into an aircraft repair and maintenance service agreement with Aeroman on January 1, 2017. This agreement provides that the Company has to use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 10 year term.

As of December 31, 2018 and 2017, the balances due under the agreement with Aeroman were Ps.15,025 and Ps.15,951, respectively.

During the three months ended December 31, 2018 and 2017, the Company expensed Ps.70,414 and Ps.70,742, respectively for this concept.

During the year ended December 31, 2018 and 2017, the Company expensed Ps.346,522 and Ps.251,731 respectively for this concept.

e) Human Capital International

The Company entered into a professional services agreement with Human Capital International HCI, S.A. de C.V., or Human Capital International, on February 25, 2015, for the selection and hiring of executives. Rodolfo Montemayor Garza, member of the Company’s board of directors until April 19, 2018, is a founder and chairman of the board of directors of Human Capital International.

During the three months period ended December 31, 2018 and 2017, the Company did not have expense for this concept.

During the year ended December 31, 2018 and 2017, the Company expensed Ps.324 and Ps.816, respectively, for this concept.

f) One Link, S.A de C.V.

One Link is a related party because Marco Baldocchi, an alternate member of the board, is a director of the Company. Pursuant to this agreement, One Link receives calls from our customers to book flights and provides customers with information about our fares, schedules and availability.

As of December 31, 2018 and 2017, the balances due under the agreement with One Link were Ps.38,175 and Ps.24,980, respectively.

During the three months period ended December 31, 2018 and 2017, the Company expensed Ps.33,846 and Ps.51,956, respectively, for this concept.

During the year ended December 31, 2018 and 2017 the Company expensed Ps.144,954 and Ps.200,035, respectively, for this concept.

g) SearchForce, Inc.

SearchForce is a related party because William Dean Donovan, a member of the board, is a director of the Company. Pursuant to this agreement, SearchForce provides consultation services, reports, findings, analysis or other deliverables to us regarding the software and the implementation of the internet marketing strategy developed to the Company at is request.

52 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

During the three months period ended December 31, 2018 and 2017, the Company did not have expense for this concept.

During the year ended December 31, 2018 and 2017, the Company expensed Ps.0 and Ps.1,946 respectively, for this concept.

h) Mijares, Angoitia, Cortés y Fuentes

Mijares, Angoitia, Cortés y Fuentes is a related party because Ricardo Maldonado and Eugenio Macouzet de Léón, member and alternate member, respectively of the board of the Company since April 2018, are partners of the company.

During the three months ended December 31, 2018 and 2017, the Company expensed Ps.823 and Ps.0, respectively, for this concept.

During the year ended December 31, 2018 and 2017, the Company expensed Ps.1,672 and Ps.0 respectively, for this concept.

i) Frontier

Frontier is a related party because Mr. William A. Franke and Brian H. Franke members of the board of the Company and Frontier.

As of December 31, 2018, the balance due under this agreement was Ps.5,515

During the three months ended December 31, 2018, the Company gain Ps.8,358, for this concept.

During the year ended December 31, 2018, the Company gain Ps.8,358, for this concept.

j) Directors and officers

During the three months ended December 31, 2018 and 2017, all of the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.100,476 and Ps.46,477, respectively.

During the twelve months ended December 31, 2018 and 2017, all of the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.180,001 and Ps.134,370, respectively.

53 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

10. Rotable spare parts, furniture and equipment, net

a) Acquisitions and disposals

During the year ended December 31, 2018 and 2017, the Company acquired rotable spare parts, furniture and equipment by an amount of Ps.2,693,397 and Ps.2,584,232, respectively.

Rotable spare parts, furniture and equipment by Ps.974,055 and Ps. 319,671 were disposed during the year ended December 31, 2018 and 2017 respectively. This amount included reimbursements of pre-delivery payments for aircraft acquisition of Ps.712,098 and Ps. 213,947 respectively.

b) Depreciation expense

Depreciation expense for the three months ended December 31, 2018 and 2017 was Ps.111,852 and Ps.115,444, respectively. Depreciation expense for the year ended December 31, 2018 and 2017 was Ps.427,756 and Ps. 496,291, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

11. Intangible assets, net

a) Acquisitions

During the twelve months period ended December 31, 2018 and 2017, the Company acquired intangible assets by an amount of Ps.71,007 and Ps.130,908 respectively.

b) Amortization expense

Software amortization expense for the three months ended December 31, 2018 and 2017 was Ps.17,990 and Ps. 15,628, respectively. Software amortization expense for the twelve months ended December 31, 2018 and 2017 was Ps.72,885 and Ps. 52,396, respectively. These amounts were recognized in depreciation and amortization in the unaudited interim condensed consolidated statements of operations.

12. Operating leases

The most significant operating leases are as follows:

a) Aircraft and engine rent. At December 31, 2018, the Company leases 77 aircraft (71 as of December 31, 2017) and 10 spare engines under operating leases (8 as of December 31, 2017) that have maximum terms through 2032. Rents are guaranteed by deposits in cash or letters of credit. The aircraft lease agreements contain certain covenants to which the Company is bound. The most significant covenants include the following:

(i)	Maintain the records, licenses and authorizations required by the competent aviation authorities and make the corresponding payments.
(ii)	Provide maintenance services to the equipment based on the approved maintenance program.
(iii)	Maintain insurance policies on the equipment for the amounts and risks stipulated in each agreement.
(iv)	Periodic submission of financial and operating information to the lessors.
(v)	Comply with the technical conditions relative to the return of aircraft.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

As of December 31, 2018 and 2017, the Company was in compliance with the covenants under the above mentioned aircraft lease agreements.

Composition of the fleet and spare engines, operating leases*:

Aircraft Type	Model	At December 31, 2018	At December 31, 2017
A319	132	4	6
A319	133	4	6
A320	233	39	39
A320	232	4	4
A320NEO	271N	12	6
A321	231	10	10
A321NEO	271N	4	-
		77	71

Engine Type	Model	At December 31, 2018	At December 31, 2017
V2500	V2527M-A5	3	3
V2500	V2527E-A5	3	3
V2500	V2527-A5	2	2
PW1100	PW1127G-JM	2	-
		10	8

* Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the year ended December 31, 2018, the Company incorporate ten new aircraft to its fleet (three of them based on the terms of the Airbus purchase agreement and seven from a lessor´s order book). These new aircraft lease agreements were accounted as operating leases. Also the Company extended the lease term of two aircraft (effective from 2019) and two spare engine (effective from February and April 2018), also the Company returned four aircraft to their respective lessors.

During the year ended December 31, 2018, the Company also incorporate two NEO spare engines to its fleet based on the terms of the Pratt and Whitney purchase agreement (FMP). These two engines incorporated were subject to sale and leaseback transactions and their respective lease agreements were accounted as operating leases.

During the year ended December 31, 2017, the Company incorporated five aircraft to its fleet (one of them based on the terms of the Airbus purchase agreement and four from a lessor´s order book). These new aircraft lease agreements were accounted for as operating leases. Also, the Company returned three aircraft to their respective lessors. All the aircraft incorporated through the lessor´s aircraft order book were not subject to sale and leaseback transactions.

Additionally, during 2017 the Company extended the lease term of three aircraft (effective from 2018) and two spare engines (effective from July 2017 and September 2017, respectively). Such leases were accounted for as operating leases and were not subject to sale and leaseback transactions.

As of December 31, 2018 and 2017, all of the Company’s aircraft and spare engines lease agreements were accounted for as operating leases.

55 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Provided below is an analysis of future minimum aircraft and engine rent payments in U.S. dollars and its equivalent to Mexican pesos:

	Aircraft operating leases				Engine operating leases
	in U.S. dollars		in Mexican pesos(1)		in U.S. dollars		in Mexican pesos(1)
2019	US$	301,632	Ps.	5,936,992	US$	7,314	Ps.	143,961
2020		296,205		5,830,173		6,694		131,757
2021		288,462		5,677,769		6,537		128,667
2022 and thereafter		1,411,672		27,785,799		16,251		319,867
Total	US$	2,297,971	Ps.	45,230,733	US$	36,796	Ps.	724,252

(1) Using the exchange rate as of December 31, 2018 of Ps. 19.6829

Such amounts are determined based on the stipulated rent contained within the agreements without considering renewals and using the prevailing exchange rate and interest rates at December 31, 2018.

During the three months ended December 31, 2018 and 2017, the Company entered into sale and leaseback transactions, resulting in a gain of Ps.146,698 and Ps.65,886.

During the year ended December 31, 2018 and 2017, the Company entered into sale and leaseback transactions, resulting in a gain of Ps.608,523 and Ps.65,886, respectively, these gains were recorded under the caption other income in the unaudited interim condensed consolidated statement of operations.

During the year ended December 31, 2011, the Company entered into aircraft and spare engines sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred on the unaudited interim condensed consolidated statements of financial position and is being amortized over the contractual lease term. As of December 31, 2018 and 2017, the current portion of the loss on sale amounts to Ps.3,047 and Ps.3,047, respectively, which is recorded in the caption of prepaid expenses and other current assets, and the non-current portion amounts to Ps.8,366 and Ps.11,413, respectively, which is recorded in the caption of other assets.

For the three months ended December 31, 2018 and 2017, the Company amortized a loss of Ps.762, and Ps.762, respectively, as additional aircraft rental expense.

For the year ended December 31, 2018 and 2017, the Company amortized a loss of Ps.3,047, and Ps.3,047, respectively, as additional aircraft rental expense.

56 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

13. Equity

As of December 31, 2018, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	10,478	923,814,326	923,824,804
Series B shares	13,702	88,038,171	88,051,873
	24,180	1,011,852,497	1,011,876,677
Treasury shares	-	(15,212,365)	(15,212,365)
	24,180	996,640,132	996,664,312

As of December 31, 2017, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	3,224	877,852,982	877,856,206
Series B shares	20,956	133,999,515	134,020, 471
	24,180	1,011,852,497	1,011,876,677
Treasury shares	-	(13,257,945)	(13,257,945)
	24,180	998,594,552	998,618,732

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholder resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.

During the years ended December 31, 2018 and 2017, the Company did not declare any dividends.

a)	Earnings (loss) per share

Basic earnings (loss) per share (“EPS or LPS”) amounts are calculated by dividing the net income (loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS or LPS amounts are calculated by dividing the profit (loss) attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

The following table shows the calculations of the basic and diluted earnings per share for the three months ended December 31, 2018 and 2017:

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

	Three months ended
	December 31,
	2018		2017
Net income for the period	Ps.	511,381	Ps.	454,188

Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877

EPS:
Basic		0.505		0.449
Diluted		0.505		0.449

The following table shows the calculations of the basic and diluted loss per share for the twelve months ended December 31, 2018 and 2017:

	For the year ended
	December 31,
	2018		2017
Net loss for the period	Ps.	(687,480)	Ps.	(651,788)

Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877

LPS:
Basic		(0.679)		(0.644)
Diluted		(0.679)		(0.644)

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

14. Income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the unaudited interim condensed statement of operations are:

Consolidated statement of operations

	Three months ended
	December 31,
	2018		2017

Current tax expense	Ps.	(232,453)	Ps.	(51,313)
Deferred income tax expense		(48,088)		(304,198)
Total income tax expense on profits	Ps.	(280, 541)	Ps.	(355,511)

	For the year ended
	December 31,
	2018		2017

Current tax expense	Ps.	(232,453)	Ps.	(51,313)
Deferred income tax benefit		465,709		212,488
Total income tax benefit on profits	Ps.	233,456	Ps.	161,175

The Company’s effective tax rate during the three months period ended December 31, 2018 and 2017 was 35.43% and 43.91% respectively. The Company’s effective tax rate during the years ended December 31, 2018 and 2017 was 25.33% and 19.83%, respectively.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

15. Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos(1)
2019		76,559		1,506,903
2020		136,936		2,695,298
2021		164,856		3,244,844
2022 and thereafter		691,836		13,617,339
	US$	1,070,187	Ps.	21,064,384

(1) Using the exchange rate as of December 31, 2018 of Ps.19.6829.

All aircraft acquired by the Company through the Airbus purchase agreement through December 31, 2018 have been executed through sale and leaseback transactions.

Litigation

a) The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

b)	On January 18, 2018, the Mexican antitrust authority, Comisión Federal de Competencia Económica (“COFECE”), served Volaris with a preliminary ruling of potential responsibility (Dictamen de Probable Responsabilidad or “DPR”) in which the investigating body of COFECE asserts certain allegations regarding antitrust activities in Mexico´s domestic commercial air passenger transportation market during the period from April 2008 up to February 2010 by different Mexican carriers, including Volaris. The DPR does not constitute a final ruling of culpability against Volaris. Since all the activities which were allegedly committed by the carriers were committed within the framework of the Mexican Federal Antitrust Law (Ley Federal de Competencia Económica) in effect during 2010, any applicable fines would be made pursuant to such 2010 law. The maximum fine contemplated by Article 35 section IV of such law is one million five hundred thousand times the minimum wage for Mexico City in effect during 2010. Therefore, in the event that the final ruling imposes a fine on Volaris, such fine is not expected to have a material adverse effect on the financial position or performance of the Company. Nevertheless, the COFECE proceedings are ongoing and the Company cannot predict the final outcome of such proceedings and accordingly the Company has not established a provision on the accompanying consolidated financial statements for a loss arising from this assessment.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

16. Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	Three months ended December 31,
	2018		2017
Operating revenues:
Domestic (Mexico)	Ps.	5,416,627	Ps.	4,415,336
International:
United States of America and Central America		2,492,032		2,109,131
Total operating revenues	Ps.	7,908,659	Ps.	6,524,467

	During the year ended December 31,
	2018		2017
Operating revenues:
Domestic (Mexico)	Ps.	18,493,476	Ps.	17,272,946
International:
United States of America and Central America		8,811,674		7,515,240
Total operating revenues	Ps.	27,305,150	Ps.	24,788,186

*United States of America represents approximately 32% and 30% of total revenues from external customers in 2018 and 2017, respectively.

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

The breakdown of our ancillaries revenues for the three months ended December 31, 2018 and 2017 is as follows:

	Three months ended December 31,
	2018		2017
Ancillaries revenues
Air travel-related services	Ps.	2,319,485	Ps.	1,589,376
Non-air travel-related services		147,877		140,164
Cargo		71,205		53,310
Total non-ticket revenues	Ps.	2,538,567	Ps.	1,782,850

The breakdown of our ancillaries revenues for the twelve months period ended December 31, 2018 and 2017 is as follows:

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

	For the year ended December 31,
	2018		2017
Ancillaries revenues
Air travel-related services	Ps.	8,012,494	Ps.	6,236,558
Non-air travel-related services		577,360		589,338
Cargo		227,438		170,973
Total non-ticket revenues	Ps.	8,817,292	Ps.	6,996,869

17. Subsequent events

Subsequent to December 31, 2018 and through February 21, 2019 the Company does not have any relevant subsequent event to report.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Notes - List of accounting policies

Basis of preparation

Statement of compliance

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of December 31, 2018 (unaudited) and December 31, 2017 (adjusted), and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the twelve months period ended December 31, 2018 and 2017, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2017 and 2016 (audited), and for the three years period ended December 31, 2017.

Basis of measurement and presentation

The accompanying consolidated financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value and investments in marketable securities measured at fair value through profit and loss (“FVTPL”). The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

a) Basis of consolidation

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).
(ii)	Exposure, or rights, to variable returns from its involvement with the investee.
(iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)	The contractual arrangement with the other vote holders of the investee.
(ii)	Rights arising from other contractual arrangements.
(iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full.

On consolidation, the assets and liabilities of foreign operations are translated into Mexican pesos at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

b) Revenue recognition

During the first quarter 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers.

IFRS 15 was issued in May 2014 and amended in April 2016 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard supersedes all current revenue recognition requirements under IFRS, including IAS 18. IFRS 15 also requires additional disclosures about the nature, timing, and uncertainty of revenue cash flows arising from customer contracts, including significant judgments and changes in judgments.

The Company adopted the new standard on the required effective date as of January 1, 2018, using the full retrospective method of adoption, in order to provide for comparative results in all periods presented, recognizing the effect in retained earnings as of January 1, 2016.

During 2016, the Company performed a preliminary assessment of IFRS 15, which was continued with a more detailed analysis completed in 2017. The main impact of IFRS 15 is the timing of recognition of certain air travel-related services (“ancillaries”). Under IAS 18 Revenue (standard used before IFRS 15), certain ancillaries are recognized as revenue at the time of the booking by customer (or when the service is provided); under the new standard, those ancillaries are recognized when the air transportation service is rendered (at the time of the flight). This change arises primarily because those ancillaries do not constitute separate performance obligations or represent administrative tasks that do not represent a promised service and therefore should be accounted for together with the air fare as a single performance obligation of providing passenger transportation. Also, certain services provided to the Company’s customers that under the new standard qualify as variable considerations that will be recorded as reduction to revenues. The Company considers this accounting change will not have a material impact on its results of operations and financial position.

The classification of certain ancillary fees in the statement of operations, such as advanced seat selection, fees charges for excess baggage, itinerary changes and other air travel-related services, changed upon adoption of IFRS 15 since they are part of the single performance obligation of providing passenger transportation. The revenues classified as non-ticket revenues, by an approximately amount of Ps.5,915,263 in 2017 and Ps.4,758,074 in 2016, were reclassified to passenger revenues.

The Company also evaluated the principal versus agent considerations as it relates to certain non-air travel services arrangements with third party providers. The Company expects that there will be no changes on revenue.

The Company has also identified and implemented changes to its accounting policies and practices, systems and controls, as well as designed and implemented specific controls over its evaluation of the impact of the new guidance on the Company, including a calculation of the cumulative effects, disclosure requirements and the collection of relevant data into the reporting process.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Passenger revenues:

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as liabilities under the caption unearned transportation revenue and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All of the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) air-related services. Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and airport passenger facility charges for no-show tickets. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel.

Non-passenger revenues:

The most significant non-passenger revenues include revenues generated from: (i) revenues from non-air travel-related services and (ii) cargo services.

Revenues from non-air travel-related services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. They are recognized as revenue at the time the service is provided. Additionally, services not directly related to air transportation include Volaris’ sale of VClub membership and the sale of advertising spaces to third parties. VClub membership fees are recognized as revenues over the term of the membership. Revenue from the sale of advertising spaces is recognized over the period in which the space is provided.

Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to destination).

c) Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

d) Financial instruments

Adoption of IFRS 9 (2013)

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity. The Company early adopted IFRS 9 on October 1, 2014.

Under IFRS 9 (2013), the FVTPL category used under IAS 39 remains permissible, although new categories of financial assets are introduced. These new categories are based on the characteristics of the instruments and the business model under which these are held, to either be measured at fair value or at amortized cost.

For financial liabilities, categories provided under IAS 39 are kept. As a result, there was no difference in valuation and recognition of the financial assets under IFRS 9 (2013), since those financial assets categorized under IAS 39 as FVTPL remain in that same category under IFRS 9 (2013). In the case of trade receivables, these were not affected in terms of valuation model by this version of IFRS 9 (2013), since they are carried at amortized cost and continued to be accounted for as such.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Also, the hedge accounting section of IFRS 9 (2013) requires for options that qualify and are formally designated as hedging instruments, the intrinsic value of the option to be defined as the hedging instrument, thus allowing for the exclusion of changes in fair value attributable to extrinsic value (time value and volatility), to be accounted, under the transaction-related method, separately as a cost of hedging that needs to be initially recognized in OCI and accumulated in a separate component of equity, since the hedged item is a portion of the forecasted jet fuel consumption. The extrinsic value is recognized in the consolidated statement of operations when the hedged item is recognized in income.

IFRS 9 requires the Company to record expected credit losses on all trade receivables, either on a 12 month or lifetime basis. The Company recorded lifetime expected losses on all trade receivables.

e) Financial assets

Classification of financial assets

The Company determines the classification and measurement of financial assets, in accordance with the new categories introduced by IFRS 9 (2013), which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at FVTPL, whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset.

Initial recognition

All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.
2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.
3.	Derivative financial instruments are designated for hedging purposes under the cash flow hedge (“CFH”) accounting model and are measured at fair value.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

c)	When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

ii) Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events has occurred since the initial recognition of an asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivable, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For trade receivables, the Company records allowance for credit losses in accordance with the objective evidence of the incurred losses. Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

iii) Financial liabilities

Classification of financial liabilities

Financial liabilities under IFRS 9 (2013) are classified at amortized cost or at FVTPL.

Derivative financial instruments are also considered financial liabilities when these represent contractual obligations to deliver cash or another financial asset.

Initial recognition

The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value.

The Company’s financial liabilities include accounts payable to suppliers, unearned transportation revenue, other accounts payable, financial debt and financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Financial liabilities at FVTPL

FVTPL include financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities under the fair value option are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 (2013). During the years ended December 31, 2017 and 2016 the Company has not designated any financial liability as at FVTPL.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and
(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

f) Other accounts receivable

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for credit losses, which approximates fair value given their short-term nature.

g) Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined on the basis of the method of specific identification, and expensed when used in operations.

h) Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

i) Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

68 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Aircraft maintenance deposits paid to lessors

Most of the Company’s lease agreements require the Company to pay maintenance deposits to aircraft lessors to be held as collateral in advance of the Company’s performance of major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all of these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engines until the completion of the maintenance of the aircraft and engines.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered, primarily relating to the rate differential between the maintenance deposits and the expected cost for the next related maintenance event that the deposits serve to collateralize, is recognized as supplemental rent in the consolidated statements of operations. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent in the consolidated statements of operations starting from the period the determination is made.

Any usage-based maintenance deposits to be paid to the lessor, related with a major maintenance event that (i) is not expected to be performed before the expiration of the lease agreement, (ii) is nonrefundable to the Company and (iii) is not substantively related to the maintenance of the leased asset, is accounted for as contingent rent in the consolidated statements of operations. The Company records lease payment as contingent rent when it becomes probable and reasonably estimable that the maintenance deposits payments will not be refunded.

During the year ended December 31, 2017 and 2016, the Company added five and 17 new aircraft to its fleet, respectively. Some lease agreements of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so the Company does not record guarantee deposits regarding these aircraft. However, some of these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period. This adjustment covers maintenance events that are not expected to be made before the termination of the contract. The Company recognizes this cost as a contingent rent during the lease term of the related aircraft, in the consolidated statement of operations.

The Company makes certain assumptions at the inception of the lease and at each consolidated statement of financial position date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft and engines is estimated to be utilized before it is returned to the lessor.

In the event that lease extensions are negotiated, any extension benefit is recognized as a deferred lease incentive. The aggregate benefit of extension is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

During the years ended December 31, 2017 and 2016, the Company extended the lease term of three and two aircraft agreements, respectively, and two engine agreements in 2017. These extensions made available to the Company maintenance deposits that were recognized in prior periods in the consolidated statements of operations as contingent rent. The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and as such the contingent rental payments were expensed. However, when the leases were amended the maintenance deposits amounts became probable of recovery due to the longer lease term and as such they are being recognized as an asset.

69 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

The effect of these lease extensions were recognized as a guarantee deposit and a deferred lease incentive in the consolidated statements of financial position at the time of lease extension.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the statement of financial position and are being recognized on a straight-line basis over the remaining revised lease terms.

j) Aircraft and engine maintenance

The Company is required to conduct diverse levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i) Routine maintenance requirements consists of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. This type of maintenance events is currently serviced by the Company mechanics and are primarily completed at the main airports that the Company currently serves. All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

(ii) Major maintenance consist of a series of more complex tasks that can take up to six weeks to accomplish and typically are required approximately every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Civil Aeronautic Authority (Dirección General de Aeronáutica Civil, or “DGAC”) mandate maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

(iii) The Company has a power-by-the hour agreement for component services, which guarantees the availability of aircraft parts for the Company’s fleet when they are required. It also provides aircraft parts that are included in the redelivery conditions of the contract (hard time) without constituting an additional cost at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

70 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

The Company has an engine flight hour agreement that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engines coverage is recorded as incurred in the consolidated statements of operations.

k) Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Aircraft spare engines have significant parts with different useful lives; therefore, they are accounted for as separate items (major components) of rotable spare parts.

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft.

The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

Depreciation rates are as follows:

Annual depreciation rate
Aircraft parts and rotable spare parts	8.3-16.7%
Aircraft spare engines	4.0-8.3%
Standardization	Remaining contractual lease term
Computer equipment	25%
Communications equipment	10%
Office furniture and equipment	10%
Electric power equipment	10%
Workshop machinery and equipment	10%
Service carts on board	20%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event

71 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

The Company reviews annually the useful lives and salvage values of these assets and any changes are accounted for prospectively.

The Company records impairment charges on rotable spare parts, furniture and equipment used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

l) Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in Mexican peso, which is the reporting and functional currency of the parent company. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies, are translated into the functional currency as follows:

•	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

•	All monetary assets and liabilities were translated at the exchange rate at the consolidated statement of financial position date.

•	All non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

•	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated.

•	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the currency translation are recognized in the consolidated statements of operations.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI.

m) Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

For the operating leases, the Company is contractually obligated to return the leased aircraft in a specific condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the term of the lease, based upon the estimated cost of satisfying the return condition criteria for each aircraft. These return obligations are related to the costs to be incurred in the reconfiguration of aircraft (interior and exterior), painting, carpeting and other costs, which are estimated based on current cost adjusted for inflation. The return obligation is estimated at the inception of each leasing arrangement and recognized over the term of the lease.

The Company records aircraft lease return obligation reserves based on the best estimate of the return obligation costs under each aircraft lease agreement.

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of supplemental rent and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed.

n) Employee benefits

i) Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a) When it can no longer withdraw the offer of those benefits; and

b) When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, it has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

iii) Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds (Certificados de la Tesorería de la Federación, or “CETES” in Mexico), less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica and Guatemala; there is no obligation to pay seniority premium or other retirement benefits.

iv) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

During the year ended December 31, 2015, the Company adopted a new short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

v) Long-term retention plan (“LTRP”)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Shared based payments”.

vi) Share-based payments

a) LTIP

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at the grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

b) Management incentive plan (“MIP”)

- MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

74 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

Long-term retention plan for 2018

The Board of Directors of the Company at its meeting held on October 18, 2018, approved a new long-term retention plan for certain executives of the Company, through which the beneficiaries of the plan, will receive shares of the Company once the service conditions are met. This plan does not include cash compensations granted through appreciation rights on the Company's shares.

The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

vii) Employee profit sharing

For the years ended December 2017 and 2016, the Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The cost of employee profit sharing earned for the current-year is presented as an expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit sharing benefit, as it is not required by local regulation.

o) Leases

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Property and equipment lease agreements are recognized as finance leases if the risks and benefits incidental to ownership of the leased assets have been transferred to the Company when (i) the ownership of the leased asset is transferred to the Company upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is for the major part of the economic life of the leased asset; (iv) the present value of minimum lease payments is at least substantially all of the fair value of the leased asset; or (v) the leased asset is of a specialized nature for the Company.

When the risks and benefits incidental to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rental payments are charged to results of operations on a straight-line over the term of the lease.

The Company’s lease contracts for aircraft, engines and components parts are classified as operating leases.

Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company. Leases under sale and leaseback agreements meet the conditions for treatment as operating leases.

Profit or loss related to a sale transaction followed by an operating lease, is accounted for as follows:

(i)	Profit or loss is recognized immediately when it is clear that the transaction is established at fair value.

75 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

(ii)	If the sale price is at or below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future lease payments at below market price, such loss is recognized as an asset in the consolidated statements of financial position, and amortized to the consolidated statements of operations in proportion to the lease payments over the contractual lease term.

(iii)	If the sale price is above fair value, the excess of the price above the fair value is deferred and amortized to the consolidated statements of operations over the asset’s expected lease term, including probable renewals, with the amortization recorded as a reduction of rent expense.

p) Other taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

q) Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

The Company considers the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized: (a) whether the entity has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilized before they expire; (b) whether it is probable that the Company will have taxable profits before the unused tax losses or unused tax credits expire; (c) whether the unused tax losses result from identifiable causes which are unlikely to recur; and (d) whether tax planning opportunities are available to the Company that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The charge for income taxes incurred is computed based on tax laws approved in Mexico, Costa Rica and Guatemala at the date of the consolidated statement of financial position.

r) Derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments.

In accordance with IFRS 9 (2013), derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting; as well as, the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they actually have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

Under the CFH accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings. During the years ended December 31, 2017 and 2016, there was no ineffectiveness with respect to derivative financial instruments. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments that qualify as CFH is recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9 (2013), which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also is recognized in income.

s) Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

t) Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital.

Share-based payment options exercised during the reporting period are settled with treasury shares.

u) Operating segments

The Company is managed as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America and Central America).

v) Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

78 of 79

VLRS	Consolidated
Ticker: VLRS	Quarter: 4 Year: 2018

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as noncurrent assets and liabilities.

w) Convenience translation

U.S. dollar amounts at December 31, 2018 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.19.6829 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2018. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

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Volaris Reports Fourth Quarter 2018 Results: 8.4% TRASM Increase and 7.9% Reduction of Unit Cost Excluding Fuel

Mexico City, Mexico, February 22, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, today announced its financial results for the fourth quarter and full year 2018.

The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS).

Fourth Quarter and Full Year 2018 Highlights

■	Total operating revenues were Ps.7,909 million and Ps.27,305 million for the fourth quarter and full year, an increase of 21.2% and 10.2% year over year, respectively.

■	Total ancillary revenues were Ps.2,538 million and Ps.8,817 million for the fourth quarter and full year, an increase of 42.4% and 26.0% year over year, respectively. Total ancillary revenues per passenger for the fourth quarter and full year were Ps.512 and Ps.479, increasing 21.3% and 12.5% year over year, respectively. Total ancillary revenues represent 32.1% and 32.3% of the total operating revenues for the fourth quarter and full year, respectively.

■	Total operating revenues per available seat mile (TRASM) were Ps.144.5 cents and Ps.130.0 cents for the fourth quarter and full year, an increase of 8.4% and decrease of 1.1% year over year, respectively.

■	Operating expenses per available seat mile (CASM) were Ps.138.0 cents and Ps.134.2 cents for the fourth quarter and full year, an increase of 3.8% and 1.9% year over year, respectively; with an average economic fuel cost per gallon were Ps.49.1 and Ps.44.6 for the fourth quarter and full year, an increase of 32.8% and 29.3% year over year, respectively.

■	Operating expenses excluding fuel, per available seat mile (CASM ex fuel) were Ps.85.3 cents and Ps.85.9 cents for the fourth quarter and full year, a decrease of 7.9% and 7.8% year over year, respectively.

■	Operating income was Ps.355 million and an operating loss of Ps.881 million for the fourth quarter and full year, an increase of >100% year over year, respectively. Operating margin for the fourth quarter and full year was 4.5% and (3.2%), an increase in margin of 4.2 percentage points and a decrease in margin of 3.0 percentage points year over year, respectively.

■	Net income was Ps.511 million (Ps.0.51 per share / US$0.26 per ADS) and a net loss of Ps.687 million (Ps.(0.68) per share / US$(0.35) per ADS), with a net margin of 6.5% and (2.5%) for the fourth quarter and full year, respectively.

■	At the close of the fourth quarter, the Mexican peso had depreciated 4.6% against the U.S. dollar with respect to the end of period exchange rate of the previous quarter (Ps.18.81 per US dollar). The Company booked a foreign exchange gain of Ps.384 million as a consequence of our U.S. dollar net monetary asset position.

1

■	The net cash flow provided by operating activities were Ps.102 million and Ps.566 million for the fourth quarter and full year, respectively. Year over year the cash and cash equivalents for the fourth quarter and full year decrease Ps.218 million and Ps.1,088 million, respectively; despite the net foreign exchange differences represent an increase of Ps.277 million and decrease of Ps.29 million for the fourth quarter and full year, respectively. As of December 31, 2018, unrestricted cash and cash equivalents were Ps.5,863 million.

Resilient Macroeconomics and Domestic Consumer Demand with Exchange Rate Depreciation and Fuel Price Pressures

■	Resilient macroeconomics and domestic consumer demand: The macroeconomic indicators in Mexico during full year are stable, with same store sales[1] increasing 5.0% year over year; remittances[2] increasing in fourth quarter and full year 9.4% and 10.5% year over year, respectively; and the Mexican Consumer Confidence Balance Indicator (BCC)[3] increasing in the fourth quarter and full year 18% and 12% year over year, respectively.

■	Air traffic volume increase: The Mexican DGAC reported overall passenger volume growth for Mexican carriers of 10.6% year over year for the fourth quarter; domestic overall passenger volume increased 10.6%, while international overall passenger volume increased 3.8%.

■	Exchange rate volatility: The Mexican peso depreciated 4.7% year over year against the US dollar, from an average exchange rate of Ps.18.93 pesos per US dollar in the fourth quarter 2017 to Ps.19.83 pesos per US dollar during the fourth quarter 2018. At the close of the fourth quarter, the Mexican peso had depreciated 4.6% with respect to the end of period exchange rate of the previous quarter (Ps.18.81 per US dollar). The Company booked a foreign exchange gain of Ps.384 million, mainly as a consequence of our US dollar net monetary asset position.

■	Higher fuel prices: The average economic fuel cost per gallon increased 32.8% and 29.3% year over year to Ps.49.1 per gallon (US$2.5) and Ps.44.6 per gallon (US$2.3) in the fourth quarter and full year, respectively.

Passenger Traffic Stimulation, Further Ancillary Revenue Expansion, and Positive TRASM Trend Reaching Almost the Same Level Last Year

■	Passenger traffic stimulation: Volaris booked 5.0 million passengers in the fourth quarter 2018 and 18.4 million passengers in full year 2018, up 17.4% and 12.0% year over year. Volaris traffic (measured in terms of revenue passenger miles, or RPMs) increased 17.1% and 11.5% for the same period, respectively. System load factor during the quarter and full year increased 3.9 percentage points and 0.1 percentage points to 86.5% and 84.5% year over year, respectively.

1 Source: Asociación Nacional de Tiendas de Autoservicio y Departamentales, A. C. (ANTAD)

2 Source: Banco de México (BANXICO)

3 Source: Instituto Nacional de Estadística y Geografía (INEGI)

2

■	Positive TRASM trend almost at the same level of last year: For the fourth quarter and full year 2018, TRASM increased 8.4% and decreased 1.1% year over year, respectively. During the fourth quarter and full year 2018, the total capacity, in terms of ASMs, increased 11.8% and 11.4% year over year, respectively.

■	Total ancillary revenue growth: For the fourth quarter and full year 2018, total ancillary revenues increased 42.4% and 26.0% year over year, respectively. Total ancillary revenues per passenger for the fourth quarter of 2018 and full year increased 21.3% and 12.5% year over year, respectively. The total ancillary revenue generation continues to grow with new and matured products, appealing to customers’ needs, representing 33.8% in our full year figures of the total operating revenues.

■	New routes: In the fourth quarter 2018, Volaris began operations in 16 new domestic routes from its focus cities Mexico City, Bajio, Guadalajara and Tijuana and four new international routes (Guadalajara, Jalisco to Charlotte, North Carolina; Bajio to Sacramento, California and Bajio to San Jose, California; and Guadalajara, Jalisco to Albuquerque, New Mexico). Additionally, Volaris launched one domestic route (Ciudad Juarez, Chihuahua to Culiacan, Sinaloa).

Despite Fuel Price Pressure and Exchange Rate Depreciation, Offset Mainly by Cost Control Discipline

■	CASM and CASM ex fuel for the fourth quarter 2018 were Ps.138.0 (US$7.0 cents) and Ps.85.3 cents (US$4.3 cents), respectively. This represented an increase of 3.8% and a decrease of 7.9%, respectively; mainly driven by higher average economic fuel cost per gallon of 32.8% and an average exchange rate depreciation of 4.7%, which were offset mainly by a tightening cost control discipline.

Young and Fuel-efficient Fleet

■	During the fourth quarter 2018, the Company incorporated four aircraft (three A320 neo and one A321 neo) to its fleet; during this quarter no redeliveries were registered. As of December 31, 2018, Volaris’ fleet was composed of 77 aircraft (8 A319s, 55 A320s and 14 A321s), with an average age of 4.6 years. At the end of the fourth quarter 2018, Volaris’ fleet had an average of 185 seats, 73% of which were in sharklet-equipped aircraft.

3

Solid Balance Sheet and Good Liquidity

■	During the fourth quarter and full year 2018, cash flow provided by operating activities were Ps.102 million and Ps.566 million, respectively; cash flow used in investing activities were Ps.748 million and Ps.1,389 million, respectively; cash flow provided by (used in) financing activities were Ps.151 million and (Ps.235) million, respectively; despite the net foreign exchange differences represent an increase of Ps.277 million and decrease of Ps.29 million for the fourth quarter and full year, respectively. Year over year the cash and cash equivalents for the fourth quarter and full year decrease Ps.218 million and Ps.1,088 million, respectively. As of December 31, 2018, cash and cash equivalents were Ps.5,863 million, representing 21.5% of last twelve months operating revenues. Volaris registered negative net debt (or a positive net cash position) of Ps.2,340 million and total equity of Ps.9,182 million.

Active in Risk Management

■	Volaris remains active in its fuel risk management program. Volaris used call options to hedge 46% of its fourth quarter 2018 fuel consumption, at an average strike price of US $1.85 per gallon, which combined with the 54% unhedged consumption, resulted in a blended average economic fuel cost of US$2.5 per gallon.

IFRS 15: Revenue from Contracts with Customers

■	During 1Q 2018, we adopted IFRS 15 “Revenue from Contracts with Customers” which replaces existing revenue recognition guidance, including IAS 18 “Revenue”. IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers.

■	The adoption of the IFRS 15 impacted the classification and timing of recognition of certain ancillary items such as bags, advanced seat selection, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue (disclosed in the consolidated statement of operations including in these quarterly earnings release as “other passenger revenue”).

4

■	Non-passenger revenue primarily consists of revenue from the sale of other items such as rental cars, insurance, hotels and cargo. This change did not have a material impact on our income statement or balance sheet in any period presented.

■	This quarterly earnings release includes supplemental information for comparable basis, with recast amounts with the IFRS 15 adoption effects, and were derived from unaudited financial statements included in the quarterly reports on Form 6-K during the year ended December 31, 2017.

IFRS 16: Leases

■	IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet accounting model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (i.e., personal computers) and short-term leases (leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee recognizes a liability to make lease payments (the lease liability) and an asset representing the right to use the underlying asset during the lease term (the right-of-use asset). Lessees are required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

5

■	Lessees are also required to remeasure the lease liability upon the occurrence of certain events (i.e., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. In addition, for leases denominated in a foreign currency other than lessee’s functional currency the Lease liability will be remeasured with a charge directly to income or expense in the current period.

■	IFRS 16 permits two different adoption models. Full retrospective model or modified retrospective model.

■	Cash Flows impact. Under IAS 17 cash flows related to rent payments were recorded as part of the operating cash flows, but under IFRS 16 the cash flows related to rental payments must be presented as part of the financial cash flows.

■	Income tax accounting. Under IFRS 16, based in the impacts and differences between the right of use asset and the lease liability, will be necessary: a) Recognition and measurement of deferred tax assets and liabilities; and b) Assessment of the recoverability of deferred tax assets.

■	Lessor accounting under IFRS 16 is substantially unchanged from accounting under IAS 17. Lessors continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

■	IFRS 16, which is effective for annual periods beginning on or after 1 January 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17.

Transition to IFRS 16

■	The Company adopted IFRS 16 as of January 1st, 2019, using the full retrospective method. The cumulative effect of adopting IFRS 16 has been recognized as an adjustment to the opening balance as an increase in assets and liabilities and an adjustment in the retained earnings. The full disclosure of this initial adoption will be included in the Company´s 2018 annual report.

6

Investors are urged to carefully read the Company's periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Conference Call/Webcast Details:

Presenters for the Company:
Mr. Enrique Beltranena, CEO
Mr. Holger Blankenstein, Airline EVP
Ms. Sonia Jerez Burdeus, CFO
Date:
Friday, February 22, 2019
Time:	10:00 am U.S. EDT (9:00 am Mexico City Time)
United States dial in (toll free):	1-877-830-2576
Mexico dial in (toll free):	001-800-514-6145
Brazil dial in (toll free):	0-800-891-6744
International dial in:	+ 1-785-424-1726
Participant passcode:	VOLARIS (8652747)
Webcast will be available at:	https://webcasts.eqs.com/volaris20190222

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 172 and its fleet from four to 77 aircraft. Volaris offers more than 360 daily flight segments on routes that connect 41 cities in Mexico and 26 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

7

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved.  Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to a number of factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenues; and government regulation. Additional information concerning these, and other factors is contained in the Company's Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above.  Forward-looking statements speak only as of the date of this release.  You should not put undue reliance on any forward-looking statements.  We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law.  If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Investor Relations Contact:

Maria Elena Rodríguez & Andrea González / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:

Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited	Three months ended December 31, 2018	Three months ended December 31,	Three months ended December 31, 2017	Variance
(In Mexican pesos, except otherwise indicated)	(US Dollars)*	2018	(Adjusted)	(%)
Total operating revenues (millions)	402	7,909	6,524	21.2%
Total operating expenses (millions)	384	7,554	6,508	16.1%
EBIT (millions)	18	355	17	>100%
EBIT margin	4.5%	4.5%	0.3%	4.2 pp
Depreciation and amortization	7	130	131	(0.9%	)
Aircraft and engine rent expense	82	1,622	1,612	0.6%
Net income (millions)	26	511	454	12.6%
Net income margin	6.5%	6.5%	7.0%	(0.5) pp
Income per share:
Basic (pesos)	0.03	0.51	0.45	12.6%
Diluted (pesos)	0.03	0.51	0.45	12.6%
Income per ADS:
Basic (pesos)	0.26	5.05	4.49	12.6%
Diluted (pesos)	0.26	5.05	4.49	12.6%
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions) (1)	-	5,472	4,895	11.8%
Domestic	-	3,832	3,361	14.0%
International	-	1,640	1,534	6.9%
Revenue passenger miles (RPMs) (millions) (1)	-	4,731	4,042	17.1%
Domestic	-	3,428	2,889	18.7%
International	-	1,303	1,153	13.0%
Load factor (2)	-	86.5%	82.6%	3.9 pp
Domestic	-	89.5%	85.9%	3.6 pp
International	-	79.4%	75.2%	4.2 pp
Total operating revenue per ASM (TRASM) (cents) (1)	7.3	144.5	133.3	8.4%
Total ancillary revenue per passenger (4)	26.0	512	422	21.3%
Total operating revenue per passenger	81.0	1,594	1,544	3.2%
Operating expenses per ASM (CASM) (cents) (1)	7.0	138.0	133.0	3.8%
Operating expenses per ASM (CASM) (US cents) (3)	-	7.0	7.0	(0.9%	)
CASM ex fuel (cents) (1)	4.3	85.3	92.7	(7.9%	)
CASM ex fuel (US cents) (3)	-	4.3	4.9	(12.1%	)
Booked passengers (thousands) (1)	-	4,963	4,226	17.4%
Departures (1)	-	30,844	27,878	10.6%
Block hours (1)	-	84,569	76,079	11.2%
Fuel gallons consumed (millions)	-	58.7	53.3	10.1%
Average economic fuel cost per gallon	2.5	49.1	37.0	32.8%
Aircraft at end of period	-	77	71	8.5%
Average aircraft utilization (block hours)	-	13.1	12.8	2.3%
Average exchange rate	-	19.83	18.93	4.7%
End of period exchange rate	-	19.68	19.74	(0.3%	)

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

(1) Includes schedule + charter	(3) Dollar amounts were converted at average exchange rate of each period
(2) Includes schedule	(4) Includes “other passenger revenues” and “non-passenger revenues”

8

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited	Twelve months ended December 31, 2018	Twelve months ended December 31,	Twelve months ended December 31, 2017	Variance
(In Mexican pesos, except otherwise indicated)	(US Dollars) *	2018	(Adjusted)	(%)
Total operating revenues (millions)	1,387	27,305	24,788	10.2%
Total operating expenses (millions)	1,432	28,186	24,827	13.5%
EBIT (millions)	(45)	(881)	(39)	>100%
EBIT margin	(3.2% )	(3.2% )	(0.2% )	(3.0) pp
Depreciation and amortization	25	501	549	(8.8%	)
Aircraft and engine rent expense	321	6,315	6,073	4.0%
Net loss (millions)	(35)	(687)	(652)	5.5%
Net loss margin	(2.5% )	(2.5% )	(2.6% )	0.1 pp
Loss per share:
Basic (pesos)	(0.03)	(0.68)	(0.64)	5.5%
Diluted (pesos)	(0.03)	(0.68)	(0.64)	5.5%
Loss per ADS:
Basic (pesos)	(0.35)	(6.79)	(6.44)	5.5%
Diluted (pesos)	(0.35)	(6.79)	(6.44)	5.5%
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions) (1)	-	21,010	18,861	11.4%
Domestic	-	14,519	12,740	14.0%
International	-	6,491	6,121	6.0%
Revenue passenger miles (RPMs) (millions) (1)	-	17,748	15,917	11.5%
Domestic	-	12,655	11,054	14.5%
International	-	5,093	4,863	4.7%
Load factor (2)	-	84.5%	84.4%	0.1 pp
Domestic	-	87.2%	86.8%	0.4 pp
International	-	78.5%	79.4%	(0.9) pp
Total operating revenue per ASM (TRASM) (cents) (1)	6.6	130.0	131.4	(1.1%	)
Total ancillary revenue per passenger (4)	24.4	479	426	12.5%
Total operating revenue per passenger	75.4	1,484	1,509	(1.6%	)
Operating expenses per ASM (CASM) (cents) (1)	6.8	134.2	131.6	1.9%
Operating expenses per ASM (CASM) (US cents) (3)	-	7.0	7.0	0.3%
CASM ex fuel (cents) (1)	4.4	85.9	93.2	(7.8%	)
CASM ex fuel (US cents) (3)	-	4.5	4.9	(9.3%	)
Booked passengers (thousands) (1)	-	18,396	16,427	12.0%
Departures (1)	-	117,920	108,060	9.1%
Block hours (1)	-	322,054	293,642	9.7%
Fuel gallons consumed (millions)	-	227.4	210.5	8.0%
Average economic fuel cost per gallon	2.3	44.6	34.5	29.3%
Aircraft at end of period	-	77	71	8.5%
Average aircraft utilization (block hours)	-	13.2	12.6	4.8%
Average exchange rate	-	19.24	18.93	1.6%
End of period exchange rate	-	19.68	19.74	(0.3%	)

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

(1) Includes schedule + charter	(3) Dollar amounts were converted at average exchange rate of each period
(2) Includes schedule	(4) Includes “other passenger revenues” and “non-passenger revenues”

9

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited	Three months ended December 31, 2018	Three months ended December 31,	Three months ended December 31, 2017	Variance
(In millions of Mexican pesos)	(US Dollars) *	2018	(Adjusted)	(%)
Operating revenues:
Passenger revenues	386	7,589	6,258	21.3%
Fare revenues	273	5,370	4,742	13.3%
Other passenger revenues	113	2,219	1,516	46.4%

Non-passenger revenues	16	319	267	19.6%
Cargo	4	71	53	33.6%
Other non-passenger revenues	13	248	214	16.1%

Total operating revenues	402	7,909	6,524	21.2%

Other operating income	(7)	(147)	(78)	88.8%
Fuel	147	2,885	1,972	46.3%
Aircraft and engine rent expense	82	1,622	1,612	0.6%
Landing, take-off and navigation expenses	59	1,158	981	18.1%
Salaries and benefits	40	795	715	11.2%
Sales, marketing and distribution expenses	21	422	479	(11.8%	)
Maintenance expenses	20	392	396	(1.0%	)
Other operating expenses	15	296	300	(1.2%	)
Depreciation and amortization	7	130	131	(0.9%	)
Operating expenses	384	7,554	6,508	16.1%

Operating income	18	355	17	>100%

Finance income	4	83	33	>100%
Finance cost	(2)	(30)	(24)	24%
Exchange gain, net	20	384	784	(51.0%	)
Comprehensive financing result	22	437	793	(44.9%	)

Income before income tax	40	792	810	(2.2%	)
Income tax expense	(14)	(281)	(356)	(21.1%	)
Net income	26	511	454	12.6%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

10

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited	Twelve months ended December 31, 2018	Twelve months ended December	Twelve months ended December 31 ,2017	Variance
(In millions of Mexican pesos)	(US Dollars)*	31, 2018	(Adjusted)	(%)
Operating revenues:
Passenger revenues	1,326	26,109	23,649	10.4%
Fare revenues	939	18,488	17,791	3.9%
Other passenger revenues	387	7,621	5,858	30.1%

Non-passenger revenues	61	1,196	1,139	5.0%
Cargo	12	227	171	33.0%
Other non-passenger revenues	49	969	968	0.1%

Total operating revenues	1,387	27,305	24,788	10.2%

Other operating income	(32)	(622)	(97)	>100%
Fuel	515	10,135	7,256	39.7%
Aircraft and engine rent expense	321	6,315	6,073	4.0%
Landing, take-off and navigation expenses	233	4,583	4,010	14.3%
Salaries and benefits	159	3,125	2,824	10.7%
Maintenance expenses	77	1,518	1,433	5.9%
Sales, marketing and distribution expenses	76	1,501	1,692	(11.3%	)
Other operating expenses	57	1,130	1,088	3.8%
Depreciation and amortization	25	501	549	(8.8%	)
Operating expenses	1,432	28,186	24,827	13.5%

Operating loss	(45)	(881)	(39)	>100%

Finance income	8	153	106	44.2%
Finance cost	(6)	(120)	(86)	39.3%
Exchange loss, net	(4)	(72)	(794)	(90.9%	)
Comprehensive financing result	(2)	(40)	(774)	(94.8%	)

Loss before income tax	(47)	(921)	(813)	13.3%
Income tax benefit	12	233	161	44.7%
Net loss	(35)	(687)	(652)	5.5%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

11

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of total ancillary revenue per passenger

The adoption of the IFRS 15 impacted the classification and timing of recognition of certain ancillary items such as bags, advanced seat selection, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue (disclosed below as “other passenger revenue”).

Non-passenger revenue primarily consists of revenue from the sale of other items such as rental cars, insurance, hotels and cargo. This change did not have a material impact on our income statement or balance sheet in any period presented.

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited (In millions of Mexican pesos)	Three months ended December 31, 2018 (US Dollars)*	Three months ended December 31, 2018	Three months ended December 31, 2017 (Adjusted)	Variance (%)

Other passenger revenues	113	2,219	1,516	46.4%
Non-passenger revenues	16	319	267	19.6%
Total ancillary revenues	129	2,538	1,783	42.4%

Booked passengers (thousands)	-	4,963	4,226	17.4%

Total ancillary revenue per passenger	26	512	422	21.3%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

Unaudited (In millions of Mexican pesos)	Twelve months ended December 31, 2018 (US Dollars)*	Twelve months ended December 31, 2018	Twelve months ended December 31, 2017 (Adjusted)	Variance (%)

Other passenger revenues	387	7,621	5,858	30.1%
Non-passenger revenues	61	1,196	1,139	5.0%
Total ancillary revenues	448	8,817	6,997	26.0%

Booked passengers (thousands)	-	18,396	16,427	12.0%

Total ancillary revenue per passenger	24.4	479	426	12.5%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

12

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of Mexican pesos)	December 31, 2018 Unaudited (US Dollars)*	December 31, 2018 Unaudited	December 31, 2017 (Adjusted)
Assets
Cash and cash equivalents	298	5,863	6,951
Accounts receivable	78	1,535	1,449
Inventories	15	297	295
Prepaid expenses and other current assets	37	725	768
Financial instruments	3	62	497
Guarantee deposits	40	791	1,353
Total current assets	471	9,274	11,313
Rotable spare parts, furniture and equipment, net	294	5,782	4,376
Intangible assets, net	9	179	190
Deferred income taxes	30	593	562
Guarantee deposits	322	6,337	6,098
Other assets	8	155	126
Total non-current assets	663	13,047	11,353
Total assets	1,134	22,321	22,666
Liabilities
Unearned transportation revenue	124	2,439	2,293
Accounts payable	56	1,101	1,118
Accrued liabilities	118	2,318	2,051
Other taxes and fees payable	98	1,927	1,357
Income taxes payable	-	6	-
Financial instruments	6	123	-
Financial debt	62	1,212	2,404
Other liabilities	6	118	281
Total short-term liabilities	470	9,243	9,503
Financial debt	117	2,311	1,079
Accrued liabilities	7	137	200
Other liabilities	17	328	217
Employee benefits	1	18	19
Deferred income taxes	56	1,101	1,616
Total long-term liabilities	198	3,895	3,131
Total liabilities	668	13,138	12,635
Equity
Capital stock	151	2,974	2,974
Treasury shares	(6)	(123)	(85)
Contributions for future capital increases	-	-	-
Legal reserve	15	291	291
Additional paid-in capital	94	1,853	1,805
Retained earnings	216	4,261	4,948
Accumulated other comprehensive losses	(4)	(73)	99
Total equity	467	9,182	10,031
Total liabilities and equity	1,134	22,321	22,666

Total shares outstanding fully diluted		1,011,876,677	1,011,876,677

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

13

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of Mexican pesos)	Three months ended December 31, 2018 (US Dollars)*	Three months ended December 31, 2018	Three months ended December 31, 2017 (Adjusted)

Net cash flow provided by operating activities	5	102	1,116
Net cash flow used in investing activities	(38)	(748)	(852)
Net cash flow provided by financing activities	8	151	865
(Decrease) increase in cash and cash equivalents	(25)	(495)	1,130
Net foreign exchange differences	14	277	448
Cash and cash equivalents at beginning of period	309	6,082	5,373
Cash and cash equivalents at end of period	298	5,863	6,951

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of Mexican pesos)	Twelve months ended December 31, 2018 (US Dollars)*	Twelve months ended December 31, 2018	Twelve months ended December 31, 2017 (Adjusted)

Net cash flow provided by operating activities	29	566	986
Net cash flow used in investing activities	(71)	(1,389)	(2,260)
Net cash flow (used in) provided by financing activities	(12)	(235)	1,398
(Decrease) increase in cash and cash equivalents	(54)	(1,059)	124
Net foreign exchange differences	(1)	(29)	(244)
Cash and cash equivalents at beginning of period	353	6,951	7,071
Cash and cash equivalents at end of period	298	5,863	6,951

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

14

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

The following table shows adjusted balances after the adoption of IFRS 15, "Revenue from Contracts with Customers" on the quarterly statements of operations for each quarter of 2017. These recast amounts were derived from unaudited financial statements included in the quarterly reports on Form 6-K during the year ended December 31, 2017.

Unaudited (In millions of Mexican pesos)	Three months ended March 31, 2017	Three months ended June 30, 2017	Three months ended September 30, 2017	Three months ended December 31, 2017	Full Year 2017 Adjusted
Operating revenues:
Passenger revenues	5,407	5,700	6,286	6,257	23,650
Fare revenues	4,025	4,252	4,773	4,741	17,791
Other passenger revenues	1,382	1,448	1,513	1,516	5,859

Non-passenger revenues	292	294	285	267	1,138
Cargo	41	39	38	53	171
Other non-passenger revenues	251	255	247	214	967

Total operating revenues	5,699	5,994	6,571	6,524	24,788

Other operating income	(1)	(10)	(8)	(78)	(97)
Fuel	1,892	1,694	1,698	1,972	7,256
Aircraft and engine rent expense	1,699	1,378	1,384	1,612	6,073
Landing, take-off and navigation expenses	1,035	1,006	989	981	4,011
Salaries and benefits	696	717	695	715	2,823
Sales, marketing and distribution expenses	358	387	468	479	1,692
Maintenance expenses	351	362	324	396	1,433
Other operating expenses	270	270	248	300	1,088
Depreciation and amortization	128	139	150	131	548
Operating expenses	6,428	5,943	5,948	6,508	24,827

Operating (loss) income	(729)	51	623	16	(39)

Finance income	21	21	30	34	106
Finance cost	(21)	(22)	(20)	(23)	(86)
Exchange (loss) gain, net	(1,145)	(558)	125	784	(794)
Comprehensive financing result	(1,145)	(559)	135	795	(774)

(Loss) income before income tax	(1,874)	(508)	758	811	(813)
Income tax benefit (expense)	556	-	(38)	(357)	161
Net (loss) income	(1,318)	(508)	720	454	(652)

(Loss) earnings per share:
Basic (pesos)	(1.30)	(0.50)	0.71	0.45	(0.64)
Diluted (pesos)	(1.30)	(0.50)	0.71	0.45	(0.64)
(Loss) earnings per ADS:
Basic (pesos)	(13.02)	(5.02)	7.11	4.49	(6.44)
Diluted (pesos)	(13.02)	(5.02)	7.11	4.49	(6.44)

15

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

The following table shows quarterly adjustments made due to the adoption of IFRS 15, "Revenue from Contracts with Customers" on the statements of operations for 2017.

Unaudited (In millions of Mexican pesos)	Full Year 2017 as Reported	Three months ended March 31, 2017	Three months ended June 30, 2017	Three months ended September 30, 2017	Three months ended December 31, 2017	Full Year 2017 Adjusted
Operating revenues:
Passenger revenues	17,791	1,382	1,448	1,513	1,516	23,650
Fare revenues	17,791	-	-	-	-	17,791
Other passenger revenues	-	1,382	1,448	1,513	1,516	5,859

Non-passenger revenues	7,054	(1,339)	(1,435)	(1,524)	(1,618)	1,138
Cargo	171	-	-	-	-	171
Other non-passenger revenues	6,883	(1,339)	(1,435)	(1,524)	(1,618)	967

Total operating revenues	24,845	43	13	(11)	(102)	24,788

Other operating income	(97)	-	-	-	-	(97)
Fuel	7,256	-	-	-	-	7,256
Aircraft and engine rent expense	6,073	-	-	-	-	6,073
Landing, take-off and navigation expenses	4,011	-	-	-	-	4,011
Salaries and benefits	2,823	-	-	-	-	2,823
Sales, marketing and distribution expenses	1,692	-	-	-	-	1,692
Maintenance expenses	1,433	-	-	-	-	1,433
Other operating expenses	1,088	-	-	-	-	1,088
Depreciation and amortization	548	-	-	-	-	548
Operating expenses	24,827	-	-	-	-	24,827

Operating income (loss)	18	43	13	(11)	(102)	(39)

Finance income	106	-	-	-	-	106
Finance cost	(86)	-	-	-	-	(86)
Exchange (loss), net	(794)	-	-	-	-	(794)
Comprehensive financing result	(774)	-	-	-	-	(774)

(Loss)income before income tax	(756)	43	13	(11)	(102)	(813)
Income tax benefit	161	-	-	-	-	161
Net (loss) income	(595)	43	13	(11)	(102)	(652)

Basic (loss) earnings per share	(0.59)	0.04	0.01	(0.01)	(0.10)	(0.64)
Diluted (loss) earnings per share	(0.59)	0.04	0.01	(0.01)	(0.10)	(0.64)

16

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of total ancillary revenue per passenger

The adoption of the IFRS 15 impacted the classification and timing of recognition of certain ancillary items such as bags, advanced seat selection, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue (disclosed below as “other passenger revenue”).

Non-passenger revenue primarily consists of revenue from the sale of other items such as rental cars, insurance hotels and cargo. This change did not have a material impact on our income statement or balance sheet in any period presented.

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited (In millions of Mexican pesos)	Three months ended March 31, 2017	Three months ended June 30, 2017	Three months ended September 30, 2017	Three months ended December 31, 2017	Full Year 2017 Adjusted

Other passenger revenues	1,382	1,448	1,513	1,516	5,859
Non-passenger revenues	292	294	285	267	1,138
Total ancillary revenues	1,674	1,742	1,798	1,783	6,997

Booked passengers (thousands)	3,964	4,063	4,173	4,226	16,426

Total ancillary revenue per passenger	422	429	431	422	426

Total ancillary revenue per passenger (as reported) (*)	411	426	434	446	429

(*) These recast amounts were derived from unaudited financial statements included in the quarterly reports on Form 6-K during the year ended December 31, 2017, under the called name “Non-ticket revenue per passenger”.

17